Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2019 AND 2018

The accompanying condensed consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018

	September 30, 2019	December 31, 2018 (Note 46)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	8,388,835	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12 and 26)	9,030,678	6,126,316
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	27,495,185	18,063,423
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,178,512	22,932,559
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	300,155,349	282,457,578
Investments in joint ventures and associates (Note 13)	378,951	361,766
Investment properties (Note 14)	439,443	378,196
Premises and equipment (Notes 15 and 18)	3,195,654	2,450,492
Intangible assets and goodwill (Note 16)	694,312	597,520
Assets held for sale (Note 17)	11,227	17,912
Current tax assets (Note 42)	44,627	20,730
Deferred tax assets (Note 42)	85,645	59,641
Derivative assets (designated for hedging) (Notes 4, 11, 12 and 26)	163,676	35,503
Other assets (Notes 19 and 45)	322,106	197,653

Total assets	370,584,200	340,447,183

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	4,574,096	2,282,686
Deposits due to customers (Notes 4, 11, 21 and 45)	261,980,936	248,690,939
Borrowings (Notes 4, 11, 12 and 22)	21,226,780	16,202,986
Debentures (Notes 4, 11, 22 and 26)	31,555,119	28,735,862
Provisions (Notes 23, 44 and 45)	401,243	391,313
Net defined benefit liability (Note 24)	233,499	173,109
Current tax liabilities (Note 42)	227,322	159,078
Deferred tax liabilities (Note 42)	205,996	18,156
Derivative liabilities (designated for hedging) (Notes 4, 11, 12 and 26)	7,803	51,408
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	25,496,718	21,442,524
Other liabilities (Notes 25 and 45)	393,364	346,078

Total liabilities	346,302,876	318,494,139

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (CONTINUED)

	September 30, 2019	December 31, 2018 (Note 46)
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,844,666	21,739,931
Capital stock (Note 28)	3,611,338	3,381,392
Hybrid securities (Note 29)	498,783	3,161,963
Capital surplus (Note 28)	618,609	285,889
Other equity (Note 30)	(2,206,134)	(2,213,970)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2019 and December 31, 2018 is 2,356,246 million Won and 2,578,457 million Won, respectively.
Regulatory reserve for credit loss to be reserved (reversed) as of September 30, 2019 and December 31, 2018 is 200,612 million Won and (-) 222,211 million Won, respectively.
Planned provision (reversal) of regulatory reserve for credit loss as of September 30, 2019 and December 31, 2018 is 200,612 million Won and (-) 222,211 million Won, respectively.	18,322,070	17,124,657
Non-controlling interests (Note 29)	3,436,658	213,113

Total equity	24,281,324	21,953,044

Total liabilities and equity	370,584,200	340,447,183

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND

2018 (UNAUDITED)

	2019		2018 (Note 46)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	2,691,515	7,969,207	2,476,774	7,120,190
Financial assets at FVTPL	13,970	41,875	14,729	43,266
Financial assets at FVTOCI	135,081	344,183	71,951	191,397
Financial assets at amortized cost	2,542,464	7,583,149	2,390,094	6,885,527
Interest expense	(1,205,717)	(3,552,357)	(1,044,099)	(2,923,041)

Net interest income (Notes 34 and 45)	1,485,798	4,416,850	1,432,675	4,197,149
Fees and commissions income	426,708	1,274,949	411,315	1,279,137
Fees and commissions expense	(146,054)	(434,205)	(158,622)	(447,557)

Net fees and commissions income (Notes 35 and 45)	280,654	840,744	252,693	831,580
Dividend Income (Notes 36 and 45)	19,973	84,556	18,333	68,037
Net gain (loss) on financial instruments at FVTPL (Notes 11, 37 and 45)	21,527	101,608	(24,437)	92,586
Net gain on financial assets at FVTOCI (Note 11 and 38)	4,591	8,036	886	2,173
Net gain arising on financial assets at amortized cost	4,488	99,107	8,732	39,618
Net gain on disposals of securities at amortized cost	—	—	—	431
Net gain on disposals of loans and other financial assets at amortized cost	4,488	99,107	8,732	39,187
Impairment losses due to credit loss (Notes 39 and 45)	187,209	323,755	83,855	55,417
General and administrative expenses (Notes 40 and 45)	(880,491)	(2,576,277)	(818,773)	(2,386,111)
Other net operating expenses (Notes 26, 40 and 45)	(90,040)	(281,166)	(20,440)	(216,086)

Operating income	659,291	2,369,703	765,814	2,573,529
Share of profits (losses) of joint ventures and associates (Note 13)	10,103	20,960	(471)	(1,933)
Net other non-operating income	876	7,689	60,445	55,724

Non-operating income (Note 41)	10,979	28,649	59,974	53,791

Net income before income tax expense	670,270	2,398,352	825,788	2,627,320
Income tax expense (Note 42)	136,162	592,281	221,252	706,468

Net income
(Net income after the provision of regulatory reserve for credit loss for the Nine months ended September 30, 2019 and 2018 are 1,605,471 million Won and 1,857,724 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2019 and 2018 are 452,741 million Won and 579,618 million Won, respectively) (Note 32)	534,108	1,806,071	604,536	1,920,852

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND

2018 (UNAUDITED) (CONTINUED)

	2019		2018 (Note 46)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(3,121)	(50,498)	(14,152)	17,276
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	14	144
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss	—	—	(1,456)	—
Remeasurement of the net defined benefit liability	(702)	(39,970)	16,304	(43,269)

Items that will not be reclassified to profit or loss	(3,823)	(90,468)	710	(25,849)
Net gain on valuation of debt securities at FVTOCI	10,389	64,326	6,033	16,057
Share of other comprehensive gain (loss) of joint ventures and associates	(9)	(427)	3,922	3,676
Gain (loss) on foreign currency translation for foreign operations	67,652	170,446	(62,752)	(27,226)
Gain (loss) on valuation of cash flow hedge	(209)	(1,379)	2,703	(3,510)
Capital related to assets held for sale	—	—	564	(4,145)

Items that may be reclassified to profit or loss	77,823	232,966	(49,530)	(15,148)
Other comprehensive income (loss), net of tax	74,000	142,498	(48,820)	(40,997)

Total comprehensive income	608,108	1,948,569	555,716	1,879,855

Net income attributable to:
Net income attributable to owners	486,009	1,665,697	597,528	1,903,406
Net income attributable to non-controlling interests	48,099	140,374	7,008	17,446
Total comprehensive income attributable to:
Comprehensive income attributable to owners	555,478	1,795,631	553,248	1,868,570
Comprehensive income attributable to non-controlling interests	52,630	152,938	2,468	11,285
Basic and diluted earnings per share (In Korean Won) (Note 43)	708	2,459	833	2,661

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538
Net income	—	—	—	—	1,903,406	1,903,406	17,446	1,920,852
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,118)	(338,754)
Capital decrease of subsidiaries	—	—	7	—	—	7	(18)	(11)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	144	—	144	—	144
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	33,632	—	33,632	(299)	33,333
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	279	(279)	—	—	—
Change in equity method securities due to change in equity of investees’	—	—	—	3,676	(10,649)	(6,973)	—	(6,973)
Loss on foreign currency translation of foreign operations	—	—	—	(21,461)	—	(21,461)	(5,765)	(27,226)
Loss on valuation of cash flow hedge	—	—	—	(3,510)	—	(3,510)	—	(3,510)
Remeasurement loss related to defined benefit plan	—	—	—	(43,172)	—	(43,172)	(97)	(43,269)
Net loss on disposal of assets held for sale	—	—	—	(4,145)	—	(4,145)	—	(4,145)
Dividends to hybrid securities	—	—	—	—	(112,790)	(112,790)	—	(112,790)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

September 30, 2018	3,381,392	3,161,963	285,887	(2,158,221)	17,031,995	21,703,016	208,880	21,911,896

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Acquisition of subsidiaries	229,946	—	335,338	—	—	565,284	29,299	594,583
Transfer of hybrid securities to non-controlling interests	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Net income	—	—	—	—	1,665,697	1,665,697	140,374	1,806,071
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Stock issuance costs	—	—	(3,034)	—	—	(3,034)	—	(3,034)
Acquisition of treasury stock	—	—	—	(163,175)	—	(163,175)	—	(163,175)
Gain on redemption of treasury stock				13,991		13,991		13,991
Net gain on valuation of financial assets at FVTOCI	—	—	—	13,705	—	13,705	123	13,828
Changes in other comprehensive loss due to disposal of equity securities at FVTOCI	—	—	—	26,719	(26,719)	—	—	—
Share of other comprehensive loss of joint ventures and associates	—	—	—	(427)	—	(427)	—	(427)
Gain on foreign currency translation of foreign operations	—	—	—	157,766	—	157,766	12,680	170,446
Loss on valuation of cash flow hedge	—	—	—	(1,379)	—	(1,379)	—	(1,379)
Remeasurement of the net defined benefit liability	—	—	—	(39,732)	—	(39,732)	(238)	(39,970)
Issuance of hybrid securities	—	498,783	—	—	—	498,783	—	498,783
Dividends to hybrid securities	—	—	—	—	(3,571)	(3,571)	(118,614)	(122,185)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Subsidiaries capital adjustment fluctuation	—	—	416	—	—	416	(28)	388

September 30, 2019	3,611,338	498,783	618,609	(2,206,134)	18,322,070	20,844,666	3,436,658	24,281,324

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

	For the nine months ended September 30
	2019	2018 (Note 46)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,806,071	1,920,852
Adjustments:
Income tax expense	592,281	706,468
Interest income	(7,969,207)	(7,120,190)
Interest expense	3,552,357	2,923,041
Dividend income	(84,556)	(68,037)

	(3,909,125)	(3,558,718)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	323,755	55,417
Loss on financial assets at FVTOCI	174	754
Loss on transaction and valuation of derivatives (designated for hedging)	1,890	78,200
Loss on hedged items (fair value hedge)	112,352	—
Provision for liabilities	20,841	62,294
Share of losses of investments in joint ventures and associates	12,062	20,272
Loss on disposal of investments in joint ventures and associates	—	2,931
Retirement benefits	124,058	107,399
Depreciation and amortization	364,127	199,181
Loss on disposal of premises and equipment, intangible assets and other assets	1,606	967
Impairment loss on premises and equipment, intangible assets and other assets	1,422	36

	962,287	527,451

Deduction of revenues not involving cash inflows:
Gain on valuation of financial assets at FVTPL	240,428	117,512
Gain on redemption of debentures	—	1,597
Gain on financial assets at FVTOCI	8,210	2,927
Gain on disposal of securities at amortized cost	—	431
Gain on transaction and valuation of derivatives (Held for hedging)	169,127	24,134
Gain on hedged items (fair value hedge)	—	83,531
Gain on provisions	4,137	1,718
Share of profits of investments in joint ventures and associates	33,022	18,339
Gain on disposal of investments in joint ventures and associates	—	49,767
Gain on disposal of premises and equipment and other assets	1,375	29,996
Reversal of impairment loss on premises and equipment and other assets	45	761

	456,344	330,713

Changes in operating assets and liabilities:
Financial instruments at FVTPL	321,687	745,482
Loans and other financial assets at amortized cost	(17,517,564)	(12,054,546)
Other assets	110,115	(46,475)
Deposits due to customers	13,288,359	2,664,028
Provisions	(11,616)	(44,945)
Net defined benefit liability	(118,470)	(97,823)
Other financial liabilities	3,127,528	9,117,584
Other liabilities	388	64,487

	(799,573)	347,792

Interest income received	7,885,061	7,026,679
Interest expense paid	(3,132,990)	(2,655,693)
Dividends received	84,660	68,250
Income tax paid	(386,099)	(413,899)

Net cash provided by operating activities	2,053,948	2,932,001

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	For the nine months ended September 30
	2019	2018 (Note 46)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	8,242,090	8,209,468
Disposal of financial assets at FVTOCI	9,101,560	6,746,297
Redemption of securities at amortized cost	6,713,880	7,077,432
Disposal of investments in joint ventures and associates	27,669	56,556
Disposal of investment properties	73	3,483
Disposal of premises and equipment	7,502	314
Disposal of intangible assets	750	4,758
Disposal of assets held for sale	371	69,794

	24,093,895	22,168,102

Cash out-flows from investing activities:
Net cash in-flows of business combination	140,217	70,905
Acquisition of financial assets at FVTPL	8,361,213	8,447,712
Acquisition of financial assets at FVTOCI	18,544,686	8,912,434
Acquisition of securities at amortized cost	3,937,980	9,460,686
Acquisition of investments in joint ventures and associates	29,272	32,557
Acquisition of investment properties	246,329	10,225
Acquisition of premises and equipment	204,969	67,458
Acquisition of intangible assets	88,619	159,961

	31,553,285	27,161,938

Net cash used in investing activities	(7,459,390)	(4,993,836)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	11,869,789	7,621,283
Issuance of debentures	20,854,461	15,824,515
Increase in Leasehold Deposits Received	232	—
Issuance of hybrid securities	498,783	398,707
Disposal of treasury stock	610,369	—

	33,833,634	23,844,505

Cash out-flows from financing activities:
Decrease in borrowings	7,147,990	6,452,223
Redemption of debentures	18,489,990	15,753,950
Decrease in Leasehold Deposits Received	237	—
Redemption lease liabilities	153,686	—
Stock issuance costs	19,358	—
Acquisition of treasury stock	184,164	—
Payment of dividends to common stocks	437,626	336,636
Redemption of hybrid securities	—	255,000
Dividends paid on hybrid securities	109,033	112,790
Dividends paid on non-controlling interests	2,014	2,118
Capital decrease with compensation on non-controlling interests	28

	26,544,126	22,912,717

Net cash provided by financing activities	7,289,508	931,788

Net increase (decrease) in cash and cash equivalents	1,884,066	(1,130,047)
Cash and cash equivalents, beginning of the period	6,747,894	6,908,286
Effects of exchange rate changes on cash and cash equivalents	(243,125)	226,265

Cash and cash equivalents, end of the period	8,388,835	6,004,504

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND FOR THE THREE MONTHS AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018 (Note 46)

1.	GENERAL

(1)	Summary of the parent company

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Group”) was established in accordance with the Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of September 30, 2019, the common stock of the Company amounts to 3,611,338 million Korean won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 124,604,797 shares (17.25% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its American Depositary Shares (“ADS) are being traded as the original stock on the New York Stock Exchange since the same date.

The stock transfer of the Company and its subsidiaries is as follows:

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

The Group acquired 73% interest in Woori Asset Management Corp. (former Tongyang Asset Management Corp.) as of August 1, 2019 and 100% interest in ABL Global Asset Management Corp. as of August 5, 2019 as a subsidiary.

The Group acquired 100% interest of Woori Card Corp. from the subsidiary Woori Bank paying 598,391 million Won of cash with 42,103,377 shares of new stocks of the Group. In addition, the Group also acquired 59.83% interest of Woori Investment Bank Co., Ltd. from Woori Bank for 392,795 million Won.

(2)	The consolidated financial statements for Woori Financial Group and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	September 30, 2019	December 31, 2018
Woori Financial Group Inc.:
Woori Bank	Banking	100.0	—	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	—	Korea	September 30
Woori Investment Bank Co., Ltd	Other credit finance business	59.8	—	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	—	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	—	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	—	Korea	September 30
Woori Fund Service Co., Ltd.	Finance	100.0	—	Korea	September 30
Woori Asset Management Corp.	Finance	73.0	—	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	—	Korea	September 30
ABL Global Asset Management Co., Ltd.	Finance	100.0	—	Korea	September 30
Woori Bank:
Woori Card Co., Ltd.	Finance	—	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	—	59.8	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	—	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	—	100.0	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	—	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Finance	—	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	”	—	100.0	Korea	September 30
Woori America Bank	”	100.0	100.0	U.S.A.	September 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	”	100.0	100.0	China	September 30
AO Woori Bank	”	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	September 30
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	September 30
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	September 30
Wealth Development Bank	”	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	September 30
WB Finance Co., Ltd.	”	100.0	100.0	Cambodia	September 30
Woori Bank Europe	”	100.0	100.0	Germany	September 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	September 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	September 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	September 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri Display 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Tiger Eyes 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri Display 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori Dream 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	September 30, 2019	December 31, 2018
Woori Dream 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori H 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori HS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori HS 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori Sinnonhyeon 1st Inc. (*1)	”	0.0	0.0	Korea	September 30
Woori K 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri S 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Smart Casting Inc. (*1)	”	0.0	0.0	Korea	September 30
Uri Display 3rd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
TY 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori HJ 2nd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori-HJ 3rd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori KJ The 2nd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori KC No. 1 Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori Lake 1st., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori QSell 2nd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Quantum Jump the 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Quantum Jump the 2nd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori BK the 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori-HC 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Wivi Synergy 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
ATLANTIC TRANSPORTATION 1 S.A. (*1)	”		—	Republic of the Marshall	September 30
Woori Gongdeok First Co., Ltd. (*1)	”	0.0	—	Korea	September 30
HD Project Co., Ltd. (*1)	”	0.0	—	Korea	September 30
G5 Pro Short-term Bond Investment Fund 13 (*2)	Securities investment and others	100.0	100.0	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	”	98.5	98.5	Korea	September 30
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*2)(*4)	”	100.0	100.0	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No. 2 (*2)	”	97.3	97.3	U.K	September 30
Consus Sakhalin Real Estate Investment Trust 1st (*2)	”	75.0	75.0	Korea	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*2)	”	99.0	—	Korea	September 30
Igis Australia Investment Trust No. 209-1 (*2)	”	99.4	—	Korea	September 30
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1 (*2)	Securities investment and others	99.9	—	Korea	September 30
Principal Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	September 30
Principal and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No. 5 LuxCo S.a.r.l. (*1)	Asset securitization	0.0	—	Luxemburg	September 30
ADP 16 Brussels (*1)	”	0.0	—	Belgium	September 30
Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	September 30
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Seari Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	September 30, 2019	December 31, 2018
One Punch Korea the 1st Co., Ltd.	”	0.0	—	Korea	September 30
Woori Card Co., Ltd.:
TUTU Micro Finance	Finance	100.0	100.0	Myanmar	September 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	September 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	September 30
Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1 (*2)	Securities investment and others	45.5	—	Korea	September 30
Woori Asset Management Corp.:
Tongyang china convertible bond fund	Securities investment and others	98.6	—	Korea	September 30
ABL Global Asset Management Co., Ltd.:
ABL China Value Equity (Mgmt)	Securities investment and others	93.1	93.4	Korea	September 30
Woori Bank, Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Woori Innovative Growth Professional Investment Type Private Investment Trust No. 1	Securities investment and others	60.0	—	Korea	September 30

(*1)

The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation. The Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets (“FISCM”) Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)	The ownership interest of the Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 is 98.0% for Woori Bank and 2.0% for Woori Investment Bank Co., Ltd.

(3)

As of September 30, 2019 and December 31, 2018, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control them:

	September 30, 2019
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities investment	55.2

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

	December 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities investment	52.4

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

(4)

The summarized financial information of the subsidiaries whose financial information was prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2019
Name of subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank(*1)	357,221,040	335,164,751	18,330,186	1,292,462	1,412,994
Woori Card Co., Ltd(*2)	10,268,188	8,499,526	1,053,393	94,831	92,277
Woori Investment Bank Co., Ltd(*2)	3,074,116	2,723,406	149,362	35,776	35,468
Woori FIS Co., Ltd.	86,656	51,448	186,417	2,489	2,360
Woori Finance Research Institute Co., Ltd.	5,705	2,159	4,238	207	214
Woori Credit Information Co., Ltd.	37,923	8,537	28,742	1,082	851
Woori Fund Service Co., Ltd.	16,024	1,595	8,144	1,420	1,420
Woori Asset Management Corp.(*2)	111,716	5,735	20,225	7,023	7,842
Woori Private Equity Asset Management Co., Ltd.	38,528	2,130	2,752	(1,068)	(984)
ABL Global Asset Management Co., Ltd.(*2)	33,082	3,340	5,314	(2,610)	(2,610)

(*1)   Based on consolidated interim statements of financial statements of Woori Bank (Discontinued operations net income included)

(*2)   Based on accumulated income as of nine months ended on September, 30, 2019 of Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Asset Management Corp. and ABL Global Asset Management Co, Ltd.

	As of and for the year ended December 31, 2018
Name of subsidiaries (*)	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	396,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)

	As of and for the year ended December 31, 2018
Name of subsidiaries (*)	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for asset securitization	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

(*)	The financial information of major subsidiaries as of December 31, 2018 was prepared based on Woori Bank, the previous parent company as of that date.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and others. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the FISCM Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The ownership interests on unconsolidated structured entities that the Group holds are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks from the issuance of asset-backed securities through purchase commitments of asset-backed securities or credit grants, and the Group recognizes related interest or fee revenue. There are entities that provide additional fund and conditional debt acquisition commitment before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals, and acquires funds through equity investments or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, valuation and trade gains or losses on ownership interest, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor at the same basis with ‘structured finance’, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of September 30, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions). The maximum exposure to risks include amounts that are likely to be determined upon satisfaction of certain criteria from investment assets, purchase agreements, credit grant, etc.

	September 30, 2019
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	7,169,056	70,519,194	22,600,688
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,926,315	3,012,888	1,883,453
Financial assets at FVTPL	297,037	24,918	1,484,295
Financial assets at FVTOCI	1,483,617	46,099	—
Financial assets at amortized cost	2,144,060	2,928,677	284,233
Investments in joint ventures and associates	—	3,953	114,925
Derivative assets	1,601	9,241	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	347	788	—
Derivative liabilities	—	1	—
Other liabilities (including provisions)	347	787	—
The maximum exposure to risks	4,420,481	3,786,489	2,468,387
Investments	3,926,315	3,012,888	1,883,453
Credit facilities	494,166	773,601	584,934
Loss recognized on unconsolidated structured entities	—	4,139	10,427

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (including provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows: (Unit: Korean Won in millions):

i)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2019	December 31, 2018
Woori Bank(*)	3,161,963	—
Woori Investment Bank Co., Ltd.	144,332	130,088
Woori Asset Management Corp.	29,559	—
PT Bank Woori Saudara Indonesia 1906 Tbk	84,098	68,250
Wealth Development Bank	18,518	16,557

(*)	Hybrid securities issued by Woori Bank

ii)	Net income or loss attributable to non-controlling interests

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
Woori Bank(*)	118,614	—
Woori Investment Bank Co., Ltd.	14,368	11,482
Woori Asset Management Corp.	186	—
PT Bank Woori Saudara Indonesia 1906 Tbk	7,007	5,931
Wealth Development Bank	166	4

(*)	Interests on hybrid securities issued by Woori Bank

iii)	Dividends to non-controlling interests

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
Woori Bank(*)	118,614	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,981	2,082

(*)	Interests on hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated interim financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and IFRS 10, Consolidated Financial Statements. It is necessary to use the Woori Bank’s annual consolidated financial statements for the year ended December 31, 2018 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the Woori Bank’s annual consolidated financial statements as of and for the year ended December 31, 2018.

(1)	Lease

The Group initially applied IFRS 16 on January 1, 2019. Other accounting standards enacted from January 1, 2019 are not expected to have material impacts on the Group’s consolidated financial statements.

IFRS 16 introduces an accounting model for the single lessee and as a result, the Group, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Group recognized the cumulative effects due to the initial application of IFRS 16 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies IAS 17 and the related interpretations as reported previously, and was not restated. The details of the changes to the accounting policy are described below.

i)	Definition of lease

Previously, the Group determined whether an arrangement is, or contains, a lease on the arrangement date by applying IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’. The Group currently determines whether the contract is, or contains, a lease, based on the new definition of lease. According to IFRS 16, a contract is, or contains lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time.

On the date of initial application for IFRS 16, the Group elected to apply a practical expedient which does not require the Group to reassess whether the contract is a lease. The Group applied IFRS 16 only to the contracts that are previously identified as a lease and did not reassess the contracts that are not identified as a lease in line with IAS 17 and IFRIC 4. Therefore, the definition of lease under IFRS 16 is only applicable to contracts that are entered into or modified after January 1, 2019.

For a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

The Group elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT equipment) and short-term leases (remaining lease period of less than or equal to one year). The Group will recognize the related lease payments as expenses equally over the lease period.

ii)	Lessee

The Group leases various assets, including buildings, vehicles and IT equipment.

Previously, the Group classified its leases either as operating lease or as finance lease based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the consolidated statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Group presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment properties would be presented as investment properties.

The Group presents lease liability as other financial liabilities in the consolidated statement of financial position.

①	Significant accounting policy

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Group’s incremental borrowing rate can be used. Generally, the Group uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when an index or a rate changes, amounts expected to be payable under residual value guarantees changes, and when assessment of whether the Group is reasonably certain to exercise the purchase option and extension option changes.

A Group exercises judgment when determining the lease term for some contracts that contain extension options. The assessment on whether the Group is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

②	Transition requirements

For leases previously classified as operating leases applying IAS 17, the Group measures lease liabilities at the present value of the remaining lease payments using the Bank’s incremental borrowing rates as of January 1, 2019. However, the Group elected not to apply recognition, measurement and presentation requirements for certain leases of low-value assets and short-term leases. A right-of-use asset is measured using one of the following methods.

•	The same amount as the lease liability (adjusted for any advanced payments or payables). The Group adopts this method for all its leases.

For leases previously classified as operating leases applying IAS 17, the Group applies the following practical expedient when applying IFRS 16.

•	Any initial direct cost is excluded from the measurement of right-of-use assets on the date of initial application.

•

As an alternative to impairment review, IAS 37 ’Provisions, Contingent Liabilities and Contingent Assets’ is applied immediately prior to the date of initial application to determine whether the leases are onerous.

•	Right-of-use assets and lease liabilities are not recognized for a short-term lease (remaining lease term of 12 months or less).

•	Hindsight is used when determining a lease term for contracts that contain extension option or termination option.

iii)	Lessor

The Group provides investment properties as leases and classifies those leases as an operating lease. The accounting policy applied by the Group as a lessor does not differ from the one defined under IAS 17.

There is no need for the Group to make any adjustment for leases as a lessor as of the transition date. However, when the Group allocates the consideration in the contract to the lease and non-lease components, IFRS 15 ‘Revenue from Contracts with Customers’ is applied.

iv)	Impacts to the financial statements

①	Impacts at the point of transition

As of the transition to IFRS 16, the Group additionally recognized the right-of-use assets and lease liabilities, and the impacts are as follows (Unit: Korean won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment(*)	395,216
Lease liability(*)	338,108

(*)	The differences have occurred due to prepaid, unpaid lease payments, transfer, etc., there is no effect on retained earnings.

When measuring lease liabilities for leases that were previously classified as operating lease, the Group used its incremental borrowing rate as of January 1, 2019 as the discount rate. The applied weighted-average incremental borrowing rate is 2.0 ~ 5.6%.

January 1, 2019
Operating leases as of December 31, 2018	357,196
- Recognition exemption for leases of low-value assets	401
- Recognition exemption for leases with remaining lease period of 12 months or less at the transition date	187
Operating leases as of December 31, 2018 after deducting the recognition exemption for leases	356,608
Amount discounted by incremental borrowing rate on January 1, 2019	338,108

Lease liabilities recognized on January 1, 2019	338,108

②	Impacts during the transition

The Group recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with IFRS 16. For the nine months ended September 30, 2019, the Group recognized depreciation expenses of 160,772 million Won (153,288 million Won for Building, 7,484 million for Properties for business use) and interest expenses of 6,329 million Won.

(2)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(3)	Interest Rate Benchmark Reform amendments to IFRS 9, IAS 39 and IFRS 7 issued by IASB

The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBORs) reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties.

The amendments is effective from the periods beginning on or after 1 January 2020, with early application permitted. The amendments are applied retrospectively to those hedging relationships that existed at the beginning of the reporting period in which an entity first applies the amendments or were designated thereafter, and to the gain or loss recognized in other comprehensive income that existed at the beginning of the reporting period in which an entity first applies the amendments.

As of September 30, 2019, the Group is in the process analyzing the effect from the amendment, including financial products being offered and the risk management approaches adopted by the management.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions that affect the asset, liabilities, revenue, expenses, and the application of accounting policies. Thus, actual results may differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the Woori Bank’s consolidated financial statements for the year ended December 31, 2018.

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the risk management organization analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty refuses to fulfill or loss the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

The Group considers the probability of customers or contractual counterparties failing to perform their obligation, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods, in addition to quantitative methods using financial statements, and evaluator’s judgment.

To manage the credit risk limit, the Group establishes the appropriate credit line per obligor, company and industry through monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group uses a series of techniques to mitigate credit risk resulting from the assets through financial and physical collateral, guarantees, netting agreements and credit derivative purchases which are less correlated with the borrower’s credit status for the asset held by the Group. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collaterals reflecting such credit risk mitigation.

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2019	December 31, 2018
Loans and other financial assets at amortized cost	Korean treasury and government agencies	9,455,115	13,547,154
	Banks	26,667,993	22,283,842
	Corporates	104,972,301	96,627,671
	Consumers	159,059,940	149,998,911

	Sub-total	300,155,349	282,457,578

Financial assets at FVTPL	Due from banks	28,964	26,935
	Debt securities	2,412,197	1,824,155
	Loans	270,515	385,450
	Derivative assets	4,465,328	2,026,079

	Sub-total	6,907,004	4,262,619

Financial assets at FVTOCI	Debt securities	26,548,210	17,112,249
Securities at amortized cost	Debt securities	20,178,512	22,932,559
Derivative assets	Derivative assets (designated for hedging)	163,676	35,503
Off-balance accounts	Guarantees	12,441,460	12,666,417
	Unused loan commitments	105,703,728	97,796,704

	Sub-total	118,145,188	110,463,121

	total	472,097,939	437,263,629

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2019
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	272,721,109	5,309,287	6,428,737	2,069,104	1,144,537	12,482,575	300,155,349
Securities at amortized cost	19,956,950	—	72,869	—	—	148,693	20,178,512
Financial assets at FVTPL	6,894,404	4,499	—	—	892	7,209	6,907,004
Financial assets at FVTOCI	24,078,810	337,306	169,580	106,017	2,429	1,854,068	26,548,210
Derivative assets (designated for hedging)	163,676	—	—	—	—	—	163,676
Off-balance accounts	114,496,687	1,179,637	480,826	77,155	53,214	1,857,669	118,145,188

Total	438,311,636	6,830,729	7,152,012	2,252,276	1,201,072	16,350,214	472,097,939

(*) Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

	December 31, 2018
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	261,547,407	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,457,578
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,931,444	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,263,629

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	52,069,480	36,154,713	41,964,796	3,210,445	154,858,437	11,897,478	300,155,349
Securities at amortized cost	—	—	7,368,931	—	—	12,809,581	20,178,512
Financial assets at FVTPL	210,647	215,146	5,497,821	23,695	20,035	939,660	6,907,004
Financial assets at FVTOCI	68,240	140,335	19,456,934	30,465	5,963	6,846,273	26,548,210
Derivative assets (designated for hedging)	—	—	163,663	—	—	13	163,676
Off-balance accounts	18,786,769	23,831,221	9,907,104	4,285,596	53,799,083	7,535,415	118,145,188

Total	71,135,136	60,341,415	84,359,249	7,550,201	208,683,518	40,028,420	472,097,939

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,319,987	34,972,072	40,338,823	3,295,967	145,715,074	9,815,655	282,457,578
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,625,671	57,535,368	79,579,245	8,211,305	195,677,088	28,634,952	437,263,629

iii)	Credit risk exposure

The allowance to be recognized under IFRS 9 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of the reporting period	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of the reporting period.

The Group has estimated the allowance for credit losses based on an estimation model considering historical experience losses with additional consideration for forward-looking information.

The probability of default and loss at given default per financial asset considering factors such as the type of borrowers, credit rating, portfolio, etc. are used in estimation of allowance for expected credit losses and the estimation is reviewed periodically to reduce the difference of expected losses and actual losses.

The Group also measures expected credit losses by using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indexes. The methods for the estimation of forward-looking are also regularly reviewed.

At the end of each reporting period, the Group assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Group uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment has been noted for the financial asset

a)	Financial assets

The credit quality of the financial assets as of September 30, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	September 30, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	270,192,815	17,941,508	6,395,373	5,760,807	1,616,887	301,907,390	(1,752,041)	300,155,349
Korean treasury and government agencies	9,447,144	9,922	107	—	—	9,457,173	(2,058)	9,455,115
Banks	26,389,486	125,839	156,631	—	21,447	26,693,403	(25,410)	26,667,993
Corporates	85,406,418	15,690,115	514,705	3,537,010	901,147	106,049,395	(1,077,094)	104,972,301
General business	47,848,984	6,460,648	444,658	1,578,454	605,474	56,938,218	(719,521)	56,218,697
Small-and medium-sized enterprise	32,802,108	8,861,273	70,047	1,901,404	276,974	43,911,806	(330,311)	43,581,495
Project financing and others	4,755,326	368,194	—	57,152	18,699	5,199,371	(27,262)	5,172,109
Consumers	148,949,767	2,115,632	5,723,930	2,223,797	694,293	159,707,419	(647,479)	159,059,940
Securities at amortized cost	20,184,522	—	—	—	—	20,184,522	(6,010)	20,178,512
Financial assets at FVTOCI (*4)	26,388,340	159,870	—	—	—	26,548,210	(9,233)	26,548,210

Total	316,765,677	18,101,378	6,395,373	5,760,807	1,616,887	348,640,122	(1,767,284)	346,882,071

	September 30, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	175,921,906	8,936,851	741,557	185,600,314
Korean treasury and government agencies	—	—	—	—
Banks	567,109	1,839	—	568,948
Corporates	57,230,689	2,561,238	446,842	60,238,769
General business	22,548,904	1,013,144	240,042	23,802,090
Small- and medium-sized enterprise	32,143,109	1,548,094	199,568	33,890,771
Project financing and others	2,538,676	—	7,232	2,545,908
Consumers	118,124,108	6,373,774	294,715	124,792,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	175,921,906	8,936,851	741,557	185,600,314

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2018
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)	Stage 3	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	252,921,186	17,624,416	6,330,382	5,739,850	1,693,148	284,308,982	(1,851,404)	282,457,578
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,163,951	105,583	27,777	—	14,307	22,311,618	(27,776)	22,283,842
Corporates	77,160,502	15,550,301	655,907	3,424,215	1,034,030	97,824,955	(1,197,284)	96,627,671
General business	43,173,952	6,474,057	526,303	1,723,704	716,722	52,614,738	(817,002)	51,797,736
Small-and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI (*4)	16,940,654	146,442	25,153	—	—	17,112,249	(6,177)	17,112,249

Total	292,800,879	17,770,858	6,355,730	5,739,850	1,693,398	324,360,715	(1,864,506)	322,502,386

	December 31, 2018
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on September 30, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	September 30, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,749,033	1,336,118	830	234,261	121,218	12,441,460
Loan commitments	99,714,448	3,450,754	1,552,601	962,758	23,167	105,703,728

Total	110,463,481	4,786,872	1,553,431	1,197,019	144,385	118,145,188

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

iv)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Group during the current period or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of September 30, 2019, there are no financial assets that do not recognize loss allowance due to collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

i)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk from trading activities. The internal model-based approach is used to calculate general capital market risk of the required capital and it is used as a means to internal risk management. The Value at Risk (VaR) methodology is used to manage and measure market risk.

VaR is a statistical method of estimating the potential loss on the portfolio due to unfavorable changes in the market, and shows maximum expected losses under certain level of confidence (99%).

The minimum, maximum and average VaR of the Group for the nine months ended September 30, 2019 and for the year ended December 31, 2018, respectively, and the VaR of the Group as of September 30, 2019 and December 31, 2018, respectively, are as follows (Unit: Korean Won in millions):

	September 30, 2019	For the nine months ended September 30, 2019			December 31, 2018	For the year ended December 31, 2018
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,387	3,238	5,156	1,176	3,107	3,702	5,528	1,730
Stock price	2,952	2,880	5,935	1,146	2,353	2,669	5,081	1,138
Foreign currencies	5,473	5,006	6,469	4,395	4,972	4,678	6,136	3,439
Commodity price	—	2	32	—	—	3	24	—
Diversification	(4,565)	(4,875)	(8,661)	(2.339)	(4,445)	(4,869)	(8,155)	(1,815)

Total VaR (*)	7,247	6,251	8,931	4,378	5,987	6,183	8,614	4,492

(*)	VaR (Value at Risk): Maximum expected losses

The Group monitors the appropriateness of the VaR model through post-verification and periodically analyzes the impact of the Stress Scenario in order to estimate the loss from extreme market volatility that cannot be managed through VaR.

b)	Non-trading activities

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum expected changes in profit or loss, which indicates the maximum reduction in the net interest income during certain future period of time(e.g. 1 year) caused by the unfavorable changes in the interest rate. Interest rate VaR shows the potential maximum loss, which indicates the maximum reduction in the net portfolio value from certain present or future point in time, caused by the unfavorable changes in the interest rate.

The NII and NPV, calculated by applying the scenario responding to interest rate (“IR”) changes on the assets and liabilities of subsidiaries including the Bank and the consolidated trusts, are as follows (Unit: Korean Won in millions):

	September 30, 2019		December 31, 2018
	NII (*1)	NPV (*2)	NII (*1)	NPV (*2)
Base case	4,926,328	25,493,811	4,895,332	24,636,678
Base case (Prepay)	4,946,139	24,989,745	4,887,799	24,225,946
IR 100bp up	5,506,501	24,972,240	5,575,470	24,415,761
IR 100bp down	4,348,243	26,087,599	4,329,543	24,907,344
IR 200bp up	6,418,888	24,508,476	6,603,132	24,232,738
IR 200bp down	3,442,079	26,774,706	3,508,859	25,245,667
IR 300bp up	7,262,530	24,092,203	7,560,155	24,079,415
IR 300bp down	2,608,665	27,587,856	3,352,267	25,680,084

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest rate EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and the consolidated trusts are as follows (Unit: Korean Won in millions):

September 30, 2019		December 31, 2018
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
284,340	162,897	248,364	141,484

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

Cash flows (both principal and interest) from non-trading, interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	156,765,820	47,315,108	15,906,846	12,333,921	60,019,997	4,381,667	296,723,459
Financial assets at FVTPL	224,699	41,830	44,468	17,997	151,010	13,373	493,377
Financial assets at FVTOCI	5,091,504	3,606,895	4,689,421	3,254,629	10,055,413	321,809	27,019,671
Securities at amortized cost	2,136,656	1,525,910	1,671,166	798,258	14,606,012	518,194	21,256,196

Total	164,218,779	52,489,743	22,311,901	16,404,805	84,832,432	5,235,043	345,492,703

Liability:
Deposits due to customers	105,752,232	50,955,805	38,467,213	24,751,622	43,027,866	61,348	263,016,086
Borrowings	12,471,527	3,337,454	898,639	943,172	3,259,235	508,767	21,418,794
Debentures	2,550,015	2,434,938	2,901,050	3,343,230	20,040,724	2,315,612	33,585,569

Total	120,773,774	56,728,197	42,266,902	29,038,024	66,327,825	2,885,727	318,020,449

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,894,065	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,724,127
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,294,907	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,894,742

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176

Total	112,358,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,638,608

ii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	28,067	33,716,683	125,537	1,397,734	31,462	5,301,923	2,143	2,817,307	5,932,595	49,166,242
	Financial assets at FVTPL	140	168,422	3,144	35,009	23	4,050	121	158,990	84,798	451,269
	Financial assets at FVTOCI	2,642	3,174,370	—	—	2,002	337,306	26	34,040	494,945	4,040,661
	Securities at amortized cost	302	362,865	—	—	—	—	35	45,750	102,965	511,580

	Total	31,151	37,422,340	128,681	1,432,743	33,487	5,643,279	2,325	3,056,087	6,615,303	54,169,752

Liability	Financial liabilities at FVTPL	308	370,467	4,053	45,123	—	—	78	102,114	157,469	675,173
	Deposits due to customers	12,410	14,908,521	139,613	1,554,456	25,765	4,341,963	1,551	2,039,204	3,282,753	26,126,897
	Borrowings	7,438	8,935,302	12,663	140,987	339	57,062	627	824,842	1,672,178	11,630,371
	Debentures	4,018	4,827,034	—	—	—	—	105	138,037	272,821	5,237,892
	Other financial liabilities	4,515	5,424,209	11,783	131,187	3,373	568,437	121	158,641	18,291	6,300,765

	Total	28,689	34,465,533	168,112	1,871,753	29,477	4,967,462	2,482	3,262,838	5,403,512	49,971,098

Off-balance accounts		8,303	9,974,118	36,402	405,301	4,172	703,056	585	768,836	752,516	12,603,827

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
	Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
	Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

	Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
	Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
	Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
	Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

	Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts		7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

i)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities on the consolidated statements of financial position that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (e.g. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	114,721	—	—	—	—	—	114,721
Deposits due to customers	155,490,017	40,532,857	31,153,075	29,145,289	7,126,941	1,905,403	265,353,582
Borrowings	9,041,326	3,721,059	2,164,279	2,254,039	3,761,023	520,703	21,462,429
Debentures	2,550,420	2,434,531	2,901,050	3,339,899	20,024,069	2,315,612	33,565,581
Other financial liabilities	19,107,998	93,334	224,130	31,855	373,500	2,305,245	22,136,062

Total	186,304,482	46,781,781	36,442,534	34,771,082	31,285,533	7,046,963	342,632,375

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,147,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,457,460

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	114,721	—	—	—	—	—	114,721
Deposits due to customers	168,615,173	42,377,751	27,081,946	20,867,807	5,686,973	117,726	264,747,376
Borrowings	9,041,326	3,721,059	2,164,279	2,254,039	3,761,023	520,703	21,462,429
Debentures	2,550,420	2,434,531	2,901,050	3,339,899	20,024,069	2,315,612	33,565,581
Other financial liabilities	19,107,998	93,334	224,130	31,855	373,500	2,305,245	22,136,062

Total	199,429,638	48,626,675	32,371,405	26,493,600	29,845,565	5,259,286	342,026,169

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,747,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,659,881

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging are estimated as a net amount of cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2019 and December 31, 2018 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2019	Cash flow risk hedge	428	550	280	307	2,177	—	3,742
	Fair value risk hedge	8,711	(5,115)	7,584	(6,389)	(257)	—	4,534
	Trading purpose	4,459,375	—	—	—	—	—	4,459,375
December 31, 2018	Cash flow risk hedge	(1,880)	(683)	8,080	14,133	14,103	—	33,753
	Fair value risk hedge	(3,835)	9,448	(3,541)	9,133	6,991	—	18,196
	Trading purpose	2,090,861	—	—	—	—	—	2,090,861

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking in which the Group should meet a customer’s obligations to third parties if the customer fails to do so. Loan commitment represents the limit of credit facility available to the customers if the Group has committed to provide such to the customers. If all conditions required by the lending institution are met or waived, loan commitments may be unconditionally cancelled or maintained. Loan commitments include liquidity support for preliminary commitment, credit lines, company specializing in liquidation, etc. and utilized overdraft commitment. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Guarantees	12,441,460	12,666,417
Loan commitments	105,703,728	97,796,704

(4)	Operational risk

The Group defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

i)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed operational risk management system for the purpose of reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions, etc. This system has been tested by an independent third party, and is approved by the Financial Supervisory Service.

ii)	Operational risk measurement

To quantify the required capital for operational risk, the Bank as a subsidiary applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for other subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) discloses segment information based on the legal entity of the Group. As Woori Financial Group Inc. is established during the current period, the Group is reporting to the CODM in accordance with segmentation based on legal entity, as shown below. This financial information of the segments is regularly audited by the CODM.

(1)	Segments based on legal entity

The Group’s reporting segments comprise of the followings: bank segment, credit card segment, merchant banking segment, other subsidiaries segment and parent company segment. The reportable segments are classified based on the internal reporting materials which the management periodically report for making

Business area
Bank	Woori Bank and other overseas branches and etc

Credit cards	Woori Card Co., Ltd.

Merchant Bank	Woori Investment Bank Co., Ltd

Other subsidiaries	Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd, etc.

Parent company	Independent performance of the Company

(2)	The details of operating income by each segment based on legal entity are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
Reportable segments	Bank(*1)	Credit cards	Merchant Banking	Other subsi-diaries	Parent company
Net interest income	3,476,892	410,973	37,447	1,615	765
Net non-interest income	1,195,579	22,875	23,681	213,078	666,075
Impairment losses due to credit loss and others	(53,352)	(188,750)	(461)	(1,414)	—
Administrative expense	(2,374,722)	(136,439)	(19,321)	(212,397)	(30,234)

Net operating income	2,244,397	108,659	41,346	882	636,606
Non-operating income	46,670	15,373	(1,405)	461	(755)

Net income before income tax expense	2,291,067	124,032	39,941	1,343	635,851
Income tax expense	(559,004)	(29,201)	(4,165)	1,343	639

Net Income	1,732,063	94,831	35,776	2,686	636,490

	For the nine months ended September 30, 2019
Reportable segments	Sub-total	Adjustments (*2)	Total
Net interest income	3,927,692	489,158	4,416,850
Net non-interest income	2,121,288	(1,268,403)	852,885
Impairment losses due to credit loss and others	(243,977)	(79,778)	(323,755)
Administrative expense	(2,773,113)	196,836	(2,576,277)

Net operating income	3,031,890	(662,187)	2,369,703
Non-operating income	60,344	(31,695)	28,649

Net income before income tax expense	3,092,234	(693,882)	2,398,352
Income tax expense	(590,388)	(1,893)	(592,281)

Net Income	2,501,846	(695,775)	1,806,071

(*1)	The eight-month profits and losses of Woori Card and Woori Investment Bank are excluded, and the gains and losses on disposal are excluded.
(*2)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

	For the nine months ended September 30, 2018
Reportable segments (*1)	Bank	Credit cards	Merchant Banking	Other subsidiaries (*2)
Net interest income	3,327,361	378,524	36,022	774
Net non-interest income	1,183,260	49,816	13,371	217,896
Impairment losses due to credit loss and others	153,681	(181,119)	(2,789)	30
Administrative expense	(2,222,366)	(123,480)	(16,501)	(228,229)

Net operating income	2,441,936	123,741	30,103	(9,529)
Non-operating income(expense)	81,850	(5,947)	(81)	400

Net income before income tax expense	2,523,786	117,794	30,022	(9,129)
Income tax expense	(674,983)	(29,170)	(1,432)	(519)

Net Income	1,848,803	88,624	28,590	(9,648)

	For the nine months ended September 30, 2018
Reportable segments (*1)	Sub-total	Adjustments (*3)	Total
Net interest income	3,742,681	454,468	4,197,149
Net non-interest income	1,464,343	(646,435)	817,908
Impairment losses due to credit loss and others	(30,197)	(25,220)	(55,417)
Administrative expense	(2,590,576)	204,464	(2,386,112)

Net operating income	2,586,251	(12,723)	2,573,528
Non-operating income(expense)	76,222	(22,430)	53,792

Net income before income tax expense	2,662,473	(35,153)	2,627,320
Income tax expense	(706,104)	(364)	(706,468)

Net Income	1,956,369	(35,517)	1,920,852

(*1)	In order to provide comparative information, segment income based on type of customer as disclosed in the previous period has been reclassified into segment income based on organization.
(*2)

Other subsidiaries include profit or loss from subsidiaries, namely Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., and Woori Private Equity Asset Management Co., Ltd.

(*3)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Cash	2,265,483	2,107,861
Foreign currencies	666,196	725,083
Demand deposits	5,385,804	3,512,216
Fixed deposits	71,352	402,734

Total	8,388,835	6,747,894

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	13,828	33,333
Changes in other comprehensive income of investment in associates	(427)	3,676
Changes in other comprehensive income of foreign operations translation	170,446	(27,226)
Changes in other comprehensive income related to valuation of cash flow hedging	(1,379)	(3,510)
Changes in financial assets at FVTOCI due to debt-equity swap	95,137	—
Changes in investments in associates due to accounts transfer	650	(83,286)
Changes in accrued dividends of hybrid equity securities	13,154	11,462
Changes in intangible assets related to accounts payable	35,038	37,752
Classified to assets held for sale from premises and equipment	95	6,243
Increase in right-of-use asset and lease liabilities	630,237	—

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Financial assets at FVTPL	9,030,678	6,126,316

(2)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Due from Banks:
Gold banking asset	28,964	26,935
Securities:
Debt securities
Korean treasury and government agencies	725,034	516,173
Financial institutions	661,643	533,393
Corporates	744,696	774,589
Foreign currency-denominated bonds	10,824	—
Equity securities	586,265	455,666
Capital contributions	470,620	422,614
Beneficiary certificates	1,066,789	985,417

Sub-total	4,265,871	3,687,852

Loans	270,515	385,450
Derivatives assets	4,465,328	2,026,079

Total	9,030,678	6,126,316

(3)	As of September 30, 2019 and December 31, 2018, there is no financial assets that are designated at FVTPL.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Debt securities:
Korean treasury and government agencies	1,328,302	1,358,378
Financial institutions	18,212,878	11,252,790
Corporates	2,936,303	1,824,843
Bond denominated in foreign currencies	4,040,606	2,636,209
Sub-total	26,518,089	17,072,220
Equity securities	946,975	951,174
Securities loaned	30,121	40,029

Total	27,495,185	18,063,423

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean won in millions):

Purpose of acquisition	September 30, 2019	December 31, 2018	Note
Investment policy	665,956	662,934
Debt-equity swap	280,975	287,990
Others	44	250	Cooperative insurance, etc.

Total	946,975	951,174

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean won in millions):

i)	Allowance for credit losses

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal(provision) of loss allowance	(3,679)	235	—	(3,444)
Disposal	212	—	—	212
Others (*)	111	65	—	176

Ending balance	(9,233)	—	—	(9,233)

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal(provision) of loss allowance	(1,069)	8	—	(1,061)
Disposal	30	—	—	30
Others (*)	38	—	—	38

Ending balance	(5,108)	(121)	—	(5,229)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	18,418,213	—	—	18,418,213
Disposal / Redemption	(9,301,713)	(15,000)	—	(9,316,713)
Gain on valuation	76,755	—	—	76,755
Amortization based on effective interest method	17,645	—	—	17,645
Others (*)	220,301	(5,226)	—	215,075
Business combination(Note 48)	24,986	—	—	24,986

Ending balance	26,548,210	—	—	26,548,210

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	8,628,710	—	—	8,628,710
Disposal / Redemption	(6,382,060)	(15,047)	—	(6,397,107)
Loss on valuation	(2)	(59)	—	(61)
Amortization based on effective interest method	4,800	47	—	4,847
Others (*)	37,682	—	—	37,682

Ending balance	15,133,127	15,153	—	15,148,280

(*)	Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council during the current period. The fair value and accumulated loss on valuation of the equity securities at the disposal date are 28,722 million Won and 39,079 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Korean treasury and government agencies	7,978,314	7,523,458
Financial institutions	6,946,279	9,474,922
Corporates	4,748,349	5,707,063
Foreign currency-denominated bonds	511,580	234,041
Allowance for credit losses	(6,010)	(6,925)

Total	20,178,512	22,932,559

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean won in millions):

i)	Loss allowance

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,925)	—	—	(6,925)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	920	—	—	920
Others(*)	(5)	—	—	(5)

Ending balance	(6,010)	—	—	(6,010)

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(584)	—	—	(584)
Disposal	22	—	—	22
Others	53	—	—	53

Ending balance	(5,587)	—	—	(5,587)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,937,980	—	—	3,937,980
Redemption / Disposal	(6,713,880)	—	—	(6,713,880)
Amortization based on effective interest method	(37)	—	—	(37)
Others (*)	20,975	—	—	20,975

Ending balance	20,184,522	—	—	20,184,522

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	9,460,686	—	—	9,460,686
Redemption / Disposal	(7,077,432)	—	—	(7,077,432)
Amortization based on effective interest method	(10,047)	—	—	(10,047)
Others (*)	4,688	—	—	4,688

Ending balance	19,127,191	—	—	19,127,191

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Due from banks	9,681,292	14,151,012
Loans	277,117,296	260,819,917
Other financial assets	13,356,761	7,486,649

Total	300,155,349	282,457,578

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,058,647	11,034,602
Due from depository banks	105,488	90,988
Due from non-depository institutions	423	76
Due from the Korea Exchange	73	30,000
Others	53,301	85,915
Allowance for credit losses	(1,511)	(3,069)

Sub-total	6,216,421	11,238,512

Due from banks in foreign currencies:
Due from banks on demand	1,007,602	828,022
Due from banks on time	1,238,319	1,288,303
Others	1,221,710	798,493
Allowance for credit losses	(2,760)	(2,318)

Sub-total	3,464,871	2,912,500

Total	9,681,292	14,151,012

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

	Counterparty	September 30, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,058,647	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	50,467	Central counterparty KRW margin and others

Sub-total		6,109,114

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,000,685	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	1,221,697	Reserve deposits and others
Others	Korea Investment & Securities Co., Ltd. and others	60	Foreign margin deposit for future or option and others

Sub-total		2,222,442

Total		8,331,556

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

Sub-total		11,116,491

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	798,493	Foreign margin deposit for future or option and others

Sub-total		1,579,069

Total		12,695,560

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean won in millions):

i)	Allowance for credit losses

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	786	—	—	786
Others (*)	330	—	—	330

Ending balance	(4,271)	—	—	(4,271)

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,068)	—	—	(3,068)
Others (*)	6	—	—	6

Ending balance	(6,154)	—	—	(6,154)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,528,451)	—	—	(4,528,451)
Business combination	35,901	—	—	35,901
Others (*)	21,714	—	—	21,714

Ending balance	9,685,563	—	—	9,685,563

(*)	Others consist of foreign currencies translation, etc.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	10,473,463	—	—	10,473,463

Ending balance	19,344,298	—	—	19,344,298

(5)	Details of loans are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Loans in local currency	224,020,119	210,701,421
Loans in foreign currencies	18,873,272	15,239,032
Domestic banker’s letter of credit	3,336,616	2,934,366
Credit card accounts	8,228,152	8,051,384
Bills bought in foreign currencies	6,907,023	7,874,457
Bills bought in local currency	39,467	22,885
Factoring receivables	26,002	45,851
Advances for customers on guarantees	14,405	13,810
Private placement bonds	322,167	365,531
Securitized loans	2,201,362	1,377,072
Call loans	3,049,501	2,669,080
Bonds purchased under resale agreements	10,269,481	11,701,951
Others	879,527	1,037,283
Loan origination costs and fees	634,963	574,178
Discounted present value	(7,438)	(10,308)
Allowance for credit losses	(1,677,323)	(1,778,076)

Total	277,117,296	260,819,917

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean won in millions):

	For the nine months ended September 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(10,055)	9,417	638	(54,361)	45,286	9,075
Transfer to lifetime expected credit losses	5,862	(7,628)	1,766	13,477	(23,673)	10,196
Transfer to credit-impaired financial assets	1,387	3,992	(5,379)	2,764	15,238	(18,002)
Net reversal (provision) of loss allowance	(4,808)	(7,576)	(121,502)	27,628	8,759	(40,500)
Recoveries of loans previously charged off	—	—	(45,215)	—	—	(49,284)
Charge-off	3,675	4,799	158,749	154	8	145,747
Disposal	—	—	2,009	—	—	33,044
Unwinding effect	—	—	7,200	—	—	13,767
Others (*)	(425)	(28)	(498)	(18,132)	(250)	(484)

Ending balance	(118,873)	(45,392)	(132,138)	(376,781)	(304,251)	(424,114)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the nine months ended September 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,975)	15,826	149	(80,391)	70,529	9,862
Transfer to lifetime expected credit losses	6,455	(6,738)	283	25,794	(38,039)	12,245
Transfer to credit-impaired financial assets	787	1,659	(2,446)	4,938	20,889	(25,827)
Net reversal (provision) of loss allowance	(48,598)	(80,671)	(46,282)	(25,778)	(79,488)	(208,284)
Recoveries of loans previously charged off	—	—	(44,274)	—	—	(138,773)
Charge-off	52,135	77,305	74,305	55,964	82,112	378,801
Disposal	—	—	—	—	—	35,053
Unwinding effect	—	—	—	—	—	20,967
Others (*)	(4)	—	—	(18,561)	(278)	(982)

Ending balance	(69,987)	(70,750)	(135,037)	(565,641)	(420,393)	(691,289)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the nine months ended September 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,479)	(41,358)	(117,168)	(365,246)	(255,926)	(905,243)
Transfer to 12-month expected credit losses	(10,147)	9,396	751	(23,865)	22,207	1,658
Transfer to lifetime expected credit losses	6,515	(8,137)	1,622	15,078	(416,866)	401,788
Transfer to credit-impaired financial assets	40,836	39,038	(79,874)	32,015	23,433	(55,448)
Net reversal of (allowance for) credit losses	(44,358)	(45,067)	(62,682)	(50,100)	212,801	28,132
Recoveries of loans previously charged off	—	—	(36,841)	—	—	(89,329)
Charge-off	—	—	153,239	—	—	179,656
Disposal	—	34	1,313	—	137	29,972
Unwinding effect	—	—	5,730	—	—	18,611
Other increase (decrease) (*)	(1,641)	(6)	(919)	40,093	128	641

Ending balance	(110,274)	(46,100)	(134,829)	(352,025)	(414,086)	(389,562)

	For the nine months ended September 30, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(523,859)	(368,747)	(1,125,269)
Transfer to 12-month expected credit losses	(13,620)	13,517	103	(47,632)	45,120	2,512
Transfer to lifetime expected credit losses	6,542	(6,902)	360	28,135	(431,905)	403,770
Transfer to credit-impaired financial assets	38,839	66,374	(105,213)	111,690	128,845	(240,535)
Net reversal (provision) of loss allowance	(36,353)	(79,481)	(40,043)	(130,811)	88,253	(74,593)
Recoveries of loans previously charged off	—	—	(42,661)	—	—	(168,831)
Charge-off	—	—	165,347	—	—	498,242
Disposal	—	—	—	—	171	31,285
Unwinding effect	—	—	—	—	—	24,341
Other increase (decrease) (*)	(1)	—	—	38,451	122	(278)

Ending balance	(61,727)	(77,955)	(124,965)	(524,026)	(538,141)	(649,356)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean won in millions):

	For the nine months ended September 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,019,769	(2,010,087)	(9,682)	1,720,159	(1,690,032)	(30,127)
Transfer to lifetime expected credit losses	(3,029,925)	3,049,741	(19,816)	(2,190,694)	2,213,546	(22,852)
Transfer to credit-impaired financial assets	(128,679)	(101,712)	230,391	(210,537)	(137,790)	348,327
Charge-off	(3,675)	(4,799)	(158,749)	(154)	(8)	(145,747)
Disposal	—	(29)	(51,089)	—	—	(126,722)
Net increase (decrease)	8,059,606	(860,967)	33,922	9,730,188	(294,018)	(149,932)
Business combination	100	—	—	851	—	—

Ending balance	117,536,438	6,100,156	416,471	140,503,540	5,122,956	893,605

	For the nine months ended September 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	277,200	(277,027)	(173)	4,017,128	(3,977,146)	(39,982)
Transfer to lifetime expected credit losses	(321,235)	321,594	(359)	(5,541,854)	5,584,881	(43,027)
Transfer to credit-impaired financial assets	(34,326)	(17,992)	52,318	(373,542)	(257,494)	631,036
Charge-off	(52,135)	(77,305)	(74,305)	(55,964)	(82,112)	(378,801)
Disposal	—	—	—	—	(29)	(177,811)
Net increase (decrease)	349,153	(26,644)	49,084	18,138,947	(1,181,629)	(66,926)
Business combination	—	—	—	951	—	—

Ending balance	7,080,501	905,398	235,554	265,120,479	12,128,510	1,545,630

	For the nine months ended September 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	130,561,786	5,000,966	1,622,410
Transfer to 12-month expected credit losses	1,910,641	(1,902,485)	(8,156)	1,127,912	(1,124,134)	(3,778)
Transfer to lifetime expected credit losses	(3,111,258)	3,126,663	(15,405)	(2,601,487)	3,071,267	(469,780)
Transfer to credit-impaired financial assets	(161,096)	(126,080)	287,176	(226,207)	(138,654)	364,861
Charge-off	—	—	(153,239)	—	—	(179,656)
Disposal	—	(456)	(23,692)	—	(1,169)	(108,176)
Net increase (decrease)	4,446,898	(731,876)	(26,747)	(6,252,563)	(846,435)	(311,693)

Ending balance	106,587,532	5,853,524	386,676	122,609,441	5,961,840	914,187

	For the nine months ended September 30, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	239,785,876	11,423,990	2,127,132
Transfer to 12-month expected credit losses	234,714	(234,576)	(138)	3,273,267	(3,261,195)	(12,072)
Transfer to lifetime expected credit losses	(305,037)	305,497	(460)	(6,017,782)	6,503,427	(485,645)
Transfer to credit-impaired financial assets	(65,383)	(82,398)	147,781	(452,686)	(347,132)	799,818
Charge-off	—	—	(165,347)	—	—	(498,242)
Disposal	—	—	—	—	(1,625)	(131,868)
Net increase (decrease)	720,055	79,934	44,588	(1,085,610)	(1,498,377)	(293,852)

Ending balance	6,306,092	1,003,723	204,407	235,503,065	12,819,087	1,505,270

(8)	Details of other financial assets are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
CMA accounts	150,000	185,999
Receivables	10,829,654	4,864,738
Accrued income	1,052,501	1,002,964
Telex and telephone subscription rights and refundable deposits	941,631	986,834
Other receivables	453,422	514,055
Allowance for credit losses	(70,447)	(67,941)

Total	13,356,761	7,486,649

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean won in millions):

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	199	8	—
Transfer to lifetime expected credit losses	106	(139)	33	—
Transfer to credit-impaired financial assets	21	181	(202)	—
Net reversal of (provision for) loss allowance	125	27	(3,776)	(3,624)
Charge-off	—	—	1,760	1,760
Disposal	—	—	1,338	1,338
Business combination	(388)	—	(1,553)	(1,941)
Other increase (decrease)	(39)	—	—	(39)

Ending balance	(3,851)	(1,703)	(64,893)	(70,447)

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(162)	146	16	—
Transfer to lifetime expected credit losses	111	(425)	314	—
Transfer to credit-impaired financial assets	2,329	146	(2,475)	—
Net provision of loss allowance	(3,065)	(208)	(26,773)	(30,046)
Charge-off	—	—	17,876	17,876
Disposal	—	—	1,047	1,047
Other increase (decrease)	(170)	—	288	118

Ending balance	(3,912)	(2,173)	(63,918)	(70,003)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean won in millions):

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	6,992	(6,977)	(15)	—
Transfer to lifetime expected credit losses	(10,867)	10,928	(61)	—
Transfer to credit-impaired financial assets	(930)	(1,090)	2,020	—
Charge-off	—	—	(1,760)	(1,760)
Disposal	—	—	(1,204)	(1,204)
Net increase (decrease)	5,874,579	(3,384)	(1,671)	5,869,524
Business combination	4,117	—	1,941	6,058

Ending balance	13,328,281	27,670	71,257	13,427,208

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,935	(7,912)	(23)	—
Transfer to lifetime expected credit losses	(11,959)	12,278	(319)	—
Transfer to credit-impaired financial assets	(3,211)	(1,002)	4,213	—
Charge-off	—	—	(17,876)	(17,876)
Disposal	—	(2)	(1,234)	(1,236)
Net increase (decrease)	4,533,073	1,056	15,696	4,549,825
Other increase (decrease)(*)	(1,230)	3	—	(1,227)

Ending balance	11,186,943	33,545	80,369	11,300,857

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation technique. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—When a financial instrument measure its fair value at the quoted price in the active market, the fair value of such financial instruments are classified as Level 1.

•	Level 2— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs.

•

Level 3— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	28,964	—	—	28,964
Debt securities	406,536	1,730,006	5,655	2,142,197
Equity securities	86,464	—	499,801	586,265
Capital contributions	—	9,752	460,868	470,620
Beneficiary certificates	1	126,588	940,200	1,066,789
Loans	—	102,150	168,365	270,515
Derivative assets	6,405	4,425,047	33,876	4,465,328

Sub-total	528,370	6,393,543	2,108,765	9,030,678

Financial assets at FVTOCI
Debt securities	2,058,823	24,459,266	—	26,518,089
Equity securities	455,543	—	491,432	946,975
Securities loaned	—	30,121	—	30,121

Sub-total	2,514,366	24,489,387	491,432	27,495,185

Derivative assets (designated for hedging)	—	163,676	—	163,676

Total	3,042,736	31,046,606	2,600,197	36,689,539

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	29,165	—	—	29,165
Derivative liabilities	5,485	4,414,754	39,136	4,459,375

Sub-total	34,650	4,414,754	39,136	4,488,540

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	85,556	85,556
Derivative liabilities (designated for hedging)	—	7,803	—	7,803

Total	34,650	4,422,557	124,692	4,581,899

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,614	422,614
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,410	6,126,316

Financial assets at FVTOCI
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,257	24,225,242

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,071,925	16,691	2,090,861

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Sub-total	29,303	2,071,925	16,691	2,117,919

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for each type of financial instruments are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans is measured by the Binomial Tree given the values of underlying assets and volatility.	Values of underlying assets, volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation is used.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the individual firm within the Group.	Risk-free market rate, forward rate

Valuation techniques of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Valuation techniques		Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock price and volatility of underlying asset	15.38%~37.34%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest Rate	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases
			Volatility of underlying asset	15.38%~52.84%	Fair value increases as volatility of underlying asset increases.
		Stock	Correlation coefficient	0.309~0.654	Variation of fair value increases as correlation coefficient increases
Derivative liabilities	Option valuation model and others	Interest Rate	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	15.38%~52.84%	Fair value increases as volatility of underlying asset increases.
		Stock	Correlation coefficient	0.272~0.654	Variation of fair value increases as volatility increases.
			Volatility of underlying asset	22.22%~23.17%	Fair value increases as volatility of underlying asset increases.
Equity linked securities	Monte Carlo Simulation and others		Correlation coefficient	0.039~0.654

Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.

			Volatility of underlying asset	18.81%~24.04%
Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others		Terminal growth rate	—	Fair value increases as terminal growth rate increases.
			Discount rate	0.13%~15.68%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	—	Fair value increases as volatility of real estate sale price increases.
			Volatility of underlying asset	13.27%~30.51%	Fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	January 1, 2019	Business Combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	—	324	—	2,001	(5,059)
Equity securities	401,860	—	48,194	—	54,450	(4,703)
Capital contributions	422,614	707	(6,431)	—	105,477	(61,499)
Beneficiary certificates	854,299	—	18,369	—	218,353	(150,821)
Loans	180,450	—	(2,331)	—	54,993	(64,747)
Derivative assets	48,798	—	15,648	—	3,946	(37,277)

Sub-total	1,916,410	707	73,773	—	439,220	(324,106)

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	20,604	649	(75)

Total	2,385,257	2,115	73,773	20,604	439,869	(324,181)

Financial liabilities:
Financial liabilities at FVTPL	—
Derivative liabilities	16,691	—	46,063	—	(6,481)	(13,915)
Financial liabilities designated as at FVTPL
Equity-linked securities	164,767	—	27,423	—	—	(106,634)

Total	181,458	—	73,486	—	(6,481)	(120,549)

	For the nine months ended September 30, 2019
	Transfer to or out of Level 3 (*2)	September 30, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	—	5,655
Equity securities	—	499,801
Capital contributions	—	460,868
Beneficiary certificates	—	940,200
Loans	—	168,365
Derivative assets	2,761	33,876

Sub-total	2,761	2,108,765

Financial assets at FVTOCI
Equity securities	(1)	491,432

Total	2,760	2,600,197

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	(3,222)	39,136
Financial liabilities designated as at FVTPL
Equity-linked securities	—	85,556

Total	(3,222)	124,692

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 58,830 million won for the nine months ended September 30, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the nine months ended September 30, 2018
	January 1, 2018	Net income (loss) (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2018
Financial assets:
Financial assets at FVTPL
Debt securities	9,694	131	—	—	(4,277)	—	5,548
Equity securities	280,171	37,028	—	50,105	(2,636)	—	364,668
Capital contributions	294,121	12,587	—	95,527	(21,765)	—	380,470
Beneficiary certificates	654,066	15,000	—	3,249,833	(3,132,224)	—	786,675
Loans	165,001	7,583	—	125,963	(68,640)	—	229,907
Derivative assets	19,346	67,004	—	660	(50,966)	—	36,044

Sub-total	1,422,399	139,333	—	3,522,088	(3,280,508)	—	1,803,312

Financial assets at FVTOCI
Equity securities	451,287	—	22,080	334	(30)	—	473,671

Total	1,873,686	139,333	22,080	3,522,422	(3,280,538)	—	2,276,983

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,951	76,718	—	(3,315)	(50,921)	—	43,433
Financial liabilities designated as at FVTPL
Equity-linked securities	160,057	4,967	—	184,312	(161,803)	—	187,533

Total	181,008	81,685	—	180,997	(212,724)	—	230,966

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 75,357 million won for the nine months ended September 30, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable inputs would lead to the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities and beneficiary certificates of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Equity instruments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	September 30, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,476	(1,440)	—	—
Loans	167	(142)	—	—
Debt securities	23	(23)	—	—
Equity securities (*2) (*3)	18,754	(12,633)	—	—
Beneficiary certificates (*3)	1,551	(1,580)	—	—
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	29,915	(11,690)

Total	21,971	(15,818)	29,915	(11,690)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,485	(1,668)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	254	(253)	—	—

Total	1,739	(1,921)	—	—

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	4,578	(4,352)	—	—
Loans	146	(127)	—	—
Debt securities	68	(35)	—	—
Equity securities (*2)(*3)	12,700	(9,165)	—	—
Beneficiary certificates(*3)	1,582	(1,582)	—	—
Financial assets at FVTOCI
Equity securities (*2)(*3)	—	—	23,798	(10,078)

Total	19,074	(15,261)	23,798	(10,078)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,099,702	17,309,596	—	20,409,298	20,178,512
Loans and other financial assets at amortized cost	24,418	28,983	304,350,131	304,403,532	300,155,349
Financial liabilities:
Deposits due to customers	—	260,718,900	2,367,814	263,086,714	261,980,936
Borrowings	—	20,995,839	214,051	21,209,890	21,226,780
Debentures	—	24,919,003	7,124,388	32,043,391	31,555,119
Other financial liabilities	—	24,273,686	1,302,650	25,576,336	25,496,718

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,342,760	282,342,760	282,457,578
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,765,251	—	28,765,251	28,735,862
Other financial liabilities	—	21,461,397	—	21,461,397	21,442,524

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	28,964	—	9,681,292	—	9,710,256
Securities	4,265,871	27,495,185	20,178,512	—	51,939,568
Loans	270,515	—	277,117,296	—	277,387,811
Derivative assets	4,465,328	—	—	163,676	4,629,004
Other financial assets	—	—	13,356,761	—	13,356,761

Total	9,030,678	27,495,185	320,333,861	163,676	357,023,400

	September 30, 2019
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	29,165	261,980,936	—	262,010,101
Borrowings	85,556	21,226,780	—	21,312,336
Debentures	—	31,555,119	—	31,555,119
Derivative liabilities	4,459,375	—	7,803	4,467,178
Other financial liabilities (*)	—	25,559,029	—	25,559,029

Total	4,574,096	340,321,864	7,803	344,903,763

(*)	Other financial liabilities include 62,321 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

	December 31, 2018
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	26,935	—	14,151,012	—	14,177,947
Securities	3,687,852	18,063,423	22,932,559	—	44,683,834
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,486,649	—	7,486,649

Total	6,126,316	18,063,423	305,390,137	35,503	329,615,379

	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,735,862	—	28,735,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities(*)	—	21,490,341	—	21,490,341

Total	2,282,686	315,120,128	51,408	317,454,222

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

(7)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	40,642	76,432	—	166,934	284,008
Financial assets at FVTOCI	344,183	—	(3,444)	27,266	368,005
Securities at amortized cost	332,617	—	920	—	333,537
Loans and other financial assets at amortized cost	7,250,532	214,065	(316,388)	99,107	7,247,316
Financial liabilities at FVTPL	—	—	—	—	—
Financial liabilities at amortized cost	(3,551,124)	—	—	—	(3,551,124)
Derivative assets (liabilities) (designated for hedging)	—	—	—	54,885	54,885
Off-balance provisions	—	53,881	(4,843)	—	49,038

Total	4,416,850	344,378	(323,755)	348,192	4,785,665

	For the nine months ended September 30, 2018
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	42,188	74,150	—	139,915	256,253
Financial assets at FVTOCI	191,397	—	(1,061)	22,881	213,217
Securities at amortized cost	264,390	315,692	(584)	—	579,498
Loans and other financial assets at amortized cost	6,621,137	—	(150,265)	39,618	6,510,490
Financial liabilities at FVTPL	(3,164)	—	—	—	(3,164)
Financial liabilities at amortized cost	(2,918,799)	—	—	—	(2,918,799)
Derivative assets (liabilities) (designated for hedging)	—	—	—	29,375	29,375
Off-balance provisions	—	47,392	96,493	—	143,885

Total	4,197,149	437,234	(55,417)	231,789	4,810,755

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

Transferred financial assets that do not meet the condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean won in millions):

		September 30, 2019	December 31, 2018
Assets transferred	Financial assets at FVTPL	112,113	—
	Financial assets at FVTOCI	105,339	33,588
	Securities at amortized cost	51,815	5,552
	Loans and other financial assets at amortized cost	143,611	—

	Total	412,878	39,140

Related liabilities	Bonds sold under repurchase agreements	406,649	42,907

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		September 30, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	30,121	40,029	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total amount of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan.

The Group under the repurchase and resale agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings, loans and other financial assets at amortized cost.

As of September 30, 2019 and December 31, 2018, the financial instruments to be set off and which may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean won in millions):

	September 30, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	4,639,663	—	4,639,663	12,476,683	320,867	1,503,636
Receivable spot exchange (*2)	9,661,523	—	9,661,523
Bonds purchased under resale agreements (*2)	10,269,481	—	10,269,481	10,269,481	—	—
Domestic exchanges settlement credits (*2)(*6)	29,152,013	28,810,689	341,324	—	—	341,324

Total	53,722,680	28,810,689	24,911,991	22,746,164	320,867	1,844,960

	September 30, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	4,442,554	—	4,442,554	12,741,151	342,907	1,106,165
Equity linked securities index in short position (*3)	85,556	—	85,556
Payable spot exchange (*4)	9,662,113	—	9,662,113
Bonds sold under repurchase agreements (*5)	406,649	—	406,649	406,649	—	—
Domestic exchanges settlement debits (*4)(*6)	32,220,214	28,810,689	3,409,525	3,400,574	—	8,951

Total	46,817,086	28,810,689	18,006,397	16,548,374	342,907	1,115,116

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange (*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements (*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchanges receivable (*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements (*5)	42,907	—	42,907	42,907	—	—
Domestic exchanges payable (*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in Loans receivable measured at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	September 30, 2019	December 31, 2018
Woori Bank:
Woori Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	August 31(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	September 30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	August 31(*5)
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	August 31(*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	June 30(*5)
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	26.5	26.5	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.2	27.2	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
Gil Co., Ltd. (*6)	Manufacturing	—	26.1	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.0	24.0	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	September 30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	September 30
K BANK Co., Ltd. (*2)	Finance	14.5	14.1	Korea	August 31 (*5)
Smart Private Equity Fund No. 2	Other financial services	20.0	20.0	Korea	September 30
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	September 30
Well to Sea No. 3 Private Equity Fund (*7)	Finance	50.0	50.0	Korea	June 30 (*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	September 30, 2019	December 31, 2018
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	September 30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	September 30
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No. 17 (*2)	Other financial services	—	19.4	Korea	September 30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund	Other financial services	0.8	0.8	Korea	September 30
Godo Kaisha Oceanos 1 (*2)	Other financial services	47.8	—	Japan	July 31(*5)
Woori Bank, Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Woori-Shinyoung Growth-Cap Private Equity Fund I (*8)	Other financial services	31.9	—	Korea	September 30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2019 and December 31, 2018.
(*2)

The Group exercises significant influence over decision making process related to financial and operational policies of the associates through participating in the decision-making body of the associates.

(*3)	The investment in associates that have quoted market prices is Chin Hung International Inc. (current period: KRW 1,970, previous year: KRW 2,065).
(*4)	The carrying values of investments in associates are nil as of September 30, 2019 and December 31, 2018.
(*5)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*6)	These were removed from the list of associates as the whole interest in the associates is disposed during the current period.
(*7)

The Group has entered into a contract whereby the Group (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Group, when the Fund disposes them.

(*8)	The associate is included as due to investment by the Group during the reporting period.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	September 30, 2019
Woori Service Networks Co., Ltd.	108	157	16	—	—	(2)	—	171
Korea Credit Bureau Co., Ltd.	3,313	6,790	1,031	—	—	(135)	—	7,686
Korea Finance Security Co., Ltd.	3,267	3,456	(135)	—	—	—	—	3,321
Chin Hung International Inc.	130,779	44,741	5,708	—	—	—	8	50,457
Saman Corporation	8,521	1,014	(388)	—	—	—	32	658
Woori Growth Partnerships New Technology Private Equity Fund	19,385	25,091	1,424	309	(6,770)	(164)	—	19,890
2016KIF-IMM Woori Bank Technology Venture Fund	13,065	15,300	908		(1,935)	—	(384)	13,889
K BANK Co., Ltd.	73,150	43,709	(10,815)	5,807	—	—	197	38,898
Smart Private Equity Fund No. 2	2,915	2,890	(31)	—	(85)	—	—	2,774
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	803	—	—	—	—	3,503
Well to Sea No. 3 Private Equity Fund	101,483	197,393	23,110	—	—	(18,578)	(1,850)	200,075
Partner One Value Up I Private Equity Fund	10,000	9,948	(29)	—	—	—	—	9,919
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,150	3,025	—	1,125	—	—	—	4,150
Nomura-Rifa Private Real Estate Investment Trust No. 17	1,000	787	—	—	(787)	—	—	0
Uri Hanhwa Eureka Private Equity Fund	350	339	(2)	—	—	—	—	337
Godo Kaisha Oceanos 1	11,020	—	—	11,020	—	(70)	688	11,638
Woori-Shinyoung Growth-Cap Private Equity Fund I	7,649	—	(640)	7,649	—	—	—	7,009

Total	397,731	361,766	20,960	26,060	(9,577)	(18,949)	(1,309)	378,951

	For the nine months ended September 30, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	September 30, 2018
Kumho Tires Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—
Woori Service Networks Co., Ltd.	108	158	2	—	—	(2)	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,816	933	—	—	(113)	—	6,636
Korea Finance Security Co., Ltd.	3,267	3,519	36	—	—	(54)	1	3,502
Chin Hung International Inc.	130,779	45,101	(729)	—	—	—	(1,723)	42,649
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—
Saman Corporation	8,521	1,254	(87)	—	—	—	34	1,201
Woori Growth Partnerships New Technology Private Equity Fund	28,833	27,611	1,162	—	(3,346)	(484)	—	24,943
2016KIF-IMM Woori Bank Technology Venture Fund	14,250	6,840	—	7,410	—	—	1,243	15,493
K BANK Co., Ltd.	55,397	31,735	(8,015)	10,004	—	—	198	33,922
Smart Private Equity Fund No. 2	3,000	2,932	(32)	—	—	—	—	2,900
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	22	—	—	—	—	2,979
Well to Sea No. 3 Private Equity Fund	101,992	182,309	16,183	—	(508)	(258)	(6,447)	191,279
Partner One Value Up I Private Equity Fund	10,000	—	(48)	10,000	—	—	—	9,952
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,268	—	—	3,268	—	—	—	3,268
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	1,525	—	—	1,525	—	—	—	1,525
Nomura-Rifa Private Real Estate Investment Trust No. 17	1,000	939	(83)	—	—	—	—	856
Uri Hanhwa Eureka Private Equity Fund	350	—	(10)	350	—	—	—	340

Total	608,931	417,051	(1,933)	32,557	(93,005)	(911)	(12,156)	341,603

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,612	2,148	12,808	1,012
Korea Credit Bureau Co., Ltd.	95,112	20,067	66,134	9,960
Korea Finance Security Co., Ltd.	31,500	9,358	45,155	(1,037)
Chin Hung International Inc.	368,643	266,198	383,281	23,676
Saman Corporation	101,175	77,227	54,862	(2,559)
Woori Growth Partnerships New Technology Private Equity Fund	86,529	340	7,352	6,171
2016KIF-IMM Woori Bank Technology Venture Fund	66,167	—	7,157	6,036
K BANK Co., Ltd.	2,856,254	2,612,764	62,849	(63,554)
Smart Private Equity Fund No. 2	13,921	51	1	(154)
Woori Bank-Company K Korea Movie Asset Fund	14,013	—	3,397	3,213
Well to Sea No. 3 Private Equity Fund	6,593,714	6,006,361	341,472	40,553
Partner One Value Up I Private Equity Fund	42,809	158	347	(127)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,015	373	573	(551)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,185	135	10	(359)
Uri Hanhwa Eureka Private Equity Fund	41,950	118	41	(319)
Godo Kaisha Oceanos 1	74,329	50,306	1,452	1
Woori-Shinyoung Growth-Cap Private Equity Fund I	22,564	669	1	(2,005)

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No. 2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No. 3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up I Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No. 17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of September 30, 2019 and December 31, 2018, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Investment removal	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	3,464	4.9	171	—	—	—	171
Korea Credit Bureau Co., Ltd.	75,046	9.9	7,438	246	—	2	7,686
Korea Finance Security Co., Ltd.	22,142	15.0	3,321	—	—	—	3,321
Chin Hung International Inc. (*)	102,445	25.3	25,903	24,565	—	(11)	50,457
Saman Corporation	23,948	9.2	2,201	5,373	(6,915)	(1)	658
Woori Growth Partnerships New Technology Private Equity Fund	86,189	23.1	19,892	—	—	(2)	19,890
2016KIF-IMM Woori Bank Technology Venture Fund	66,167	20.0	13,233	—	—	656	13,889
K BANK Co., Ltd. (*)	243,490	14.5	35,257	3,634	—	7	38,898
Smart Private Equity Fund No. 2	13,870	20.0	2,774	—	—	—	2,774
Woori Bank-Company K Korea Movie Asset Fund	14,013	25.0	3,503	—	—	—	3,503
Well to Sea No. 3 Private Equity Fund (*)	400,344	50.0	200,092	—	—	(17)	200,075
Partner One Value Up I Private Equity Fund	42,651	23.3	9,921	—	—	(2)	9,919
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,642	20.0	4,128	—	—	448	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,050	25.0	4,012	—	—	138	4,150
Uri Hanhwa Eureka Private Equity Fund	41,832	0.8	337	—	—	—	337
Godo Kaisha Oceanos 1	24,023	47.8	11,466	172	—	—	11,638
Woori-Shinyoung Growth-Cap Private Equity Fund I	21,895	31.9	7,009	—	—	—	7,009

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Investment removal	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc. (*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd. (*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No. 2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No. 3 Private Equity Fund (*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up I Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No. 17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	—	339

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Acquisition cost	458,648	416,796
Accumulated depreciation	(19,205)	(38,600)

Net carrying value	439,443	378,196

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Beginning balance (*)	178,910	371,301
Acquisition	246,329	10,225
Disposal	(176)	(3,040)
Depreciation	(1,766)	(3,022)
Transfers	15,535	7,025
Foreign currencies translation adjustments	502	(173)
Others	109	73

Ending balance	439,443	382,389

(*)	During the quarter, the Group reclassified KRW 199,286 million in the beginning Balance to premises and equipment as these related to properties used by the Group in its operations.

(3)	Rental fee earned from investment properties amount to 6,750 million Won and 3,738 million Won for the nine months ended September 30, 2019 and 2018, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,638,700	761,383	269,970	54,452	1,654	2	2,726,161
Right-of-use asset	—	451,945	17,548	—	—	—	469,493

Total	1,638,700	1,213,328	287,518	54,452	1,654	2	3,195,654

(2)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,638,700	1,014,840	1,098,676	454,266	1,654	20	4,208,156
Accumulated depreciation	—	(253,457)	(828,706)	(399,814)	—	(18)	(1,481,995)

Net carrying value	1,638,700	761,383	269,970	54,452	1,654	2	2,726,161

	December 31, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,871	872,282	1,031,431	446,264	9,099	20	3,840,967
Accumulated depreciation	—	(210,370)	(791,418)	(388,670)	—	(17)	(1,390,475)

Net carrying value	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisition	51,856	34,279	91,019	21,215	6,600	—	204,969
Disposal	(3,002)	(2,245)	(398)	(2,321)	—	—	(7,966)
Depreciation	—	(22,434)	(64,458)	(19,750)	—	(1)	(106,643)
Classification to assets held for sale	(21)	(74)	—	—	—	—	(95)
Transfer	106,841	87,214	2,734	912	(13,950)	—	183,751
Foreign currencies translation adjustment	1,155	1,059	2,100	1,158	78	—	5,550
Acquisition through business combination	—	—	400	1	—	—	401
Others	—	1,672	(1,440)	(4,357)	(173)	—	(4,298)

Ending balance	1,638,700	761,383	269,970	54,452	1,654	2	2,726,161

	For the nine months ended September 30, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisition	933	9,192	40,304	9,645	7,384	—	67,458
Disposal	—	—	(144)	(740)	—	—	(884)
Depreciation	—	(19,464)	(56,183)	(24,358)	—	—	(100,005)
Classification to held for sale	(3,651)	(2,592)	—	—	—	—	(6,243)
Transfer	(2,473)	(4,552)	63,432	—	(63,432)	—	(7,025)
Foreign currencies translation adjustments	(521)	(534)	(343)	204	(187)	—	(1,381)
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	(9)	121	7,087	—	—	7,199

Ending balance	1,481,566	662,887	228,228	57,286	8,324	3	2,438,294

(4)	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Building	Properties for business use	Total
Acquisition cost	590,627	23,878	614,505
Accumulated depreciation	(138,682)	(6,330)	(145,012)

Net carrying value	451,945	17,548	469,493

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Building	Properties for business use	Total
Beginning balance	386,893	19,653	406,546
New contracts	235,729	8,126	243,855
Cancellation contracts	(317)	(92)	(409)
Depreciation	(153,288)	(7,484)	(160,772)
Acquisition through business combination	3,324	34	3,358
Others	(20,396)	(2,689)	(23,085)

Ending balance	451,945	17,548	469,493

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	213,288	170,391	1,518	500,207	818,607	29,942	4,487	1,738,440
Accumulated amortization	—	(136,536)	(834)	(275,711)	(628,314)	—	—	(1,041,395)
Accumulated impairment losses	—	—	—	—	(137)	(2,596)	—	(2,733)

Net carrying value	213,288	33,855	684	224,496	190,156	27,346	4,487	694,312

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	156,109	1,258	469,226	729,052	27,025	10,415	1,546,687
Accumulated amortization	—	(126,382)	(696)	(228,906)	(589,618)	—	—	(945,602)
Accumulated impairment losses	—	—	—	—	(137)	(3,428)	—	(3,565)
Net carrying value	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisition	—	10,505	260	24,331	75,110	4,846	8,605	123,657
Disposal	—	—	—	—	(27)	(537)	—	(564)
Amortization (*)	—	(7,125)	(138)	(48,083)	(39,600)	—	—	(94,946)
Impairment losses	—	—	—	—	—	(854)	—	(854)
Transfer	—	—	—	7,928	6,605	—	(14,533)	—
Acquisitions through business combinations	45,264	336	—	—	6,456	139	—	52,195
Foreign currencies translation adjustment	14,422	233	—	—	2,994	155	—	17,804
Others	—	179	—	—	(679)	—	—	(500)

Ending balance	213,288	33,855	684	224,496	190,156	27,346	4,487	694,312

(*)	Amortization of other intangible assets amounting to 16,211 million Won is included in other operating expenses.

	For the nine months ended September 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisition	—	4,982	150	27,019	39,070	5,117	82,960	159,298
Disposal	—	—	—	—	—	(2,937)	—	(2,937)
Amortization (*)	—	(11,027)	(130)	(31,111)	(53,885)	—	—	(96,153)
Reversal of impairment losses	—	—	—	—	—	725	—	725
Transfer	—	—	—	176,791	50,352	—	(227,143)	—
Acquisition through business combination	46,752	763	—	—	—	—	—	47,515
Foreign currencies translation adjustment	(5,109)	(477)	—	—	(637)	(5)	—	(6,228)
Others	—	—	—	—	(624)	—	—	(624)

Ending balance	150,350	34,913	559	249,940	151,822	23,585	9,026	620,195

(*)	Amortization of other intangible assets amounting to 38,483 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Premises and equipment, etc. (*)	11,227	17,912

(*)	The Group classified premises and equipment and others that are highly likely to be sold within one year as assets held for sale.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government agencies bonds and others	NongHyup Bank	15,004	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	Kookmin Bank	97,109	Related to bonds sold under repurchase agreements (*)
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks on time in foreign currency	Acelda Bank	1,267	Deposit collateral setting for local currency borrowing
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	12,789	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	294,017	Foreign margin deposit for future or option and others
	Loan receivables in foreign currency	Industrial and Commercial Bank of China Limited	143,611	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	4,224,509	Settlement risk and others
	Korean financial institutions’ debt securities and others	Kookmin Bank	10,935	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities and others	Banco Bilbao Vizcaya Argentaria, S.A	62,589	Related to bonds sold under repurchase agreements (*)
	Korean corporate bonds	NH Investment & Futures Co., LTD and others	9,328	Futures trading collateral
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,565	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,527,716	Settlement risk and others
	Foreign financial institutions’ debt securities	DZ BANK AG DEUTSCHE ZENTRAL GE	46,250	Related to bonds sold under repurchase agreements (*)

Premises and equipment	Land and building	Credit Counseling & Recovery Service and others	689	Leasehold rights and others

		Total	11,484,693

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Foreign financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Leasehold rights and others

		Total	9,588,125

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	As of September 30, 2019 and December 31, 2018 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	30,121	40,029	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,692,341	—

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	12,262,041	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Prepaid expenses	223,561	161,129
Advance payments	75,772	18,467
Others	22,773	18,057

Total	322,106	197,653

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	4,488,540	2,117,919
Financial liabilities at fair value through profit or loss designated as upon initial recognition	85,556	164,767

Total	4,574,096	2,282,686

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Deposits
Gold banking liabilities	29,165	27,058
Derivative liabilities	4,459,375	2,090,861

Total	4,488,540	2,117,919

(3) Financial liabilities at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Equity linked securities index:
Equity linked securities index in short position	85,556	164,767

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There is no accumulated change in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	September 30, 2019	December 31, 2018
Carrying amount	85,556	164,767
Nominal amount at maturity	101,906	217,280

Difference	(16,350)	(52,513)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Deposits in local currency:
Deposits on demand	9,096,495	11,076,417
Deposits at termination	220,227,861	204,051,570
Mutual installment	29,044	30,783
Deposits on notes payables	2,217,158	1,891,556
Deposits on CMA	124,088	137,316
Customer deposit for security investment	—	30,000
Certificate of deposits	2,767,577	6,510,571
Other deposits	1,406,468	1,409,505

Sub-total	235,868,691	225,137,718

Deposits in foreign currencies	26,126,897	23,626,234
Present value discount	(14,652)	(73,013)

Total	261,980,936	248,690,939

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5~0.8	1,606,008
Borrowings from government funds	Small Enterprise And Market Service and others	0.0~2.8	1,828,106
Others	The Korea Development Bank and others	0.0~5.0	5,999,193

Sub-total			9,433,307

Borrowings in foreign currencies:
Borrowings in foreign currencies(*)	The Export-Import BOK and others	0.1~3.4	10,542,668
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	36,039

Sub-total			10,578,707

Bills sold	Others	0.0~1.2	10,379
Call money	Bank and others	0.0~5.0	798,037
Bonds sold under repurchase agreements	Other financial institutions	1.5~12.7	406,649
Present value discount			(299)

Total			21,226,780

(*)	Borrowings in foreign currencies under cash flow hedge amounting to 35,016 million Won are included as of September 30, 2019.

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMorgan Chase Bank	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2019		December 31, 2018
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.0~4.3	24,075,621	1.6 ~ 4.5	22,432,183
Subordinated bonds	2.1~12.6	6,604,963	3.0 ~ 12.6	5,358,838
Other bonds	1.9~17.0	902,052	1.9 ~ 17.0	974,230

Sub-total		31,582,636		28,765,251

Discounts on bond		(27,517)		(29,389)

Total		31,555,119		28,735,862

(*)

Includes debentures under fair value hedge relationships are 3,292,026 million Won and 2,956,565 million Won as of September 30, 2019 and December 31, 2018, respectively. Also, debentures under cash flow hedge amounting to 792,627 million Won and 823,219 million Won are included as of September 30, 2019 and December 31, 2018.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Asset retirement obligation	65,558	67,200
Provisions for guarantees (*1)	96,774	89,761
Provisions for unused loan commitments	127,241	121,535
Provisions for customer reward credits	45,581	49,180
Other provisions (*2)	66,089	63,637

Total	401,243	391,313

(*1)	Provision for guarantee includes provision for financial guarantee of 62,311 million Won and 47,817 million Won as of September 30, 2019 and December 31, 2018, respectively.
(*2)	Other provisions include provision for litigation and provision for loss reserve.

(2)	Changes in provisions for guarantee and unused loan commitments are as follows (Unit: Korean won in millions):

i)	Provisions for guarantees

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,570	(13,570)	—	—
Transfer to expected credit loss for the entire period	(400)	400	—	—
Transfer to credit-impaired financial assets	(14)	(33)	47	—
Provisions used	(18,190)	—	—	(18,190)
Net provision (reversal) of unused amount	(14,240)	5,322	8,161	(757)
Others(*)	25,956	2	2	25,960

Ending balance	51,585	25,881	19,308	96,774

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,132	18,281	127,511	192,924
Transfer to 12-month expected credit loss	99	(99)	—	—
Transfer to expected credit loss for the entire period	(922)	91,944	(91,022)	—
Transfer to credit-impaired financial assets	(18)	(29)	47	—
Provisions used	(15,772)	—	—	(15,772)
Net reversal of unused amount	(4,886)	(83,320)	(22,423)	(110,629)
Others(*)	14,203	(2)	—	14,201

Ending balance	39,836	26,775	14,113	80,724

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

ii)	Provisions for unused loan commitments

	For the nine months ended September 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,625	45,283	1,627	121,535
Transfer to 12-month expected credit loss	15,979	(15,565)	(414)	—
Transfer to expected credit loss for the entire period	(3,047)	3,188	(141)	—
Transfer to credit-impaired financial assets	(355)	(443)	798	—
Net provision (reversal) of unused amount	(8,739)	10,365	3,974	5,600
Other increase	(3,405)	5,163	(1,652)	106

Ending balance	75,058	47,991	4,192	127,241

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	75,232	27,875	1,878	104,985
Transfer to 12-month expected credit loss	7,605	(7,232)	(373)	—
Transfer to expected credit loss for the entire period	(2,565)	2,738	(173)	—
Transfer to credit-impaired financial assets	(187)	(280)	467	—
Net provision (reversal) of unused amount	(6,259)	20,655	(260)	14,136
Other increase	22	—	—	22

Ending balance	73,848	43,756	1,539	119,143

(3)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Beginning balance	67,200	61,872
Provisions provided	2,230	1,309
Provisions used	(2,143)	(767)
Amortization	327	413
Reversal of provisions unused	(2,677)	(1,036)
Increase in restoration costs and others	292	5,406
Business combination	329	—

Ending balance	65,558	67,197

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation arising from leased premises as of September 30, 2019, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other obligation are as follows (Unit: Korean won in millions):

	For the nine months ended September 30, 2019
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	49,180	63,637	112,817
Provisions provided	15,631	4,118	19,749
Provisions used	(24,364)	(3,777)	(28,141)
Reversal of unused amount	(204)	(66)	(270)
Foreign currencies translation adjustments	—	11	11
Others	5,338	2,166	7,504

Ending balance	45,581	66,089	111,670

	For the nine months ended September 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	52,591	9,217	61,808
Provisions used	(75,792)	(7,521)	(83,313)
Reversal of unused amount	—	(33)	(33)
Foreign currencies translation adjustments	—	(20)	(20)
Transfer (*)	21,018	—	21,018
Others	13,688	5,895	19,583

Ending balance	51,950	66,329	118,279

(*)	Provisions for customer reward credits have increased for the Group due to the point transfer from the partners during the nine months ended in September 30, 2018.

(5)	Others

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including the Office of Foreign Assets Control (OFAC) and US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligation are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Present value of defined benefit obligation	1,404,009	1,275,020
Fair value of plan assets	(1,170,510)	(1,101,911)

Net defined benefit liability	233,499	173,109

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the nine months ended
		September 30, 2019	September 30, 2018
	Beginning balance	1,275,020	1,071,170
	Succession from transferred company	93	—
	Effect of new/transfer	637	—
	Current service cost	122,093	108,652
	Interest cost	24,939	23,760
Remeasurements	Financial assumption	76,628	17,086
	Experience adjustment	(29,329)	29,174
	Foreign currencies translation adjustments	236	(84)
	Retirement benefit paid	(66,038)	(59,369)
	Others	(270)	1,140

	Ending balance	1,404,009	1,191,529

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Beginning balance	1,101,911	1,027,906
Succession from transferred company	93	—
Interest income	23,611	25,013
Remeasurements	(7,568)	(12,585)
Employer’s contributions	118,266	96,273
Retirement benefit paid	(65,610)	(57,596)
Others	(193)	(2)

Ending balance	1,170,510	1,079,009

(4)

Plan assets wholly consist of time deposits as of September 30, 2019 and December 31, 2018. Among plan assets, realized returns on plan assets amount to 16,043 million Won and 12,428 million Won for the nine months ended September 30, 2019 and 2018, respectively.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Current service cost	122,093	108,652
Effect of new/transfer	637	—
Net interest income	1,328	(1,253)

Cost recognized in net income	124,058	107,399

Remeasurements	54,867	58,845

Cost recognized in total comprehensive income	178,925	166,244

Retirement benefits related to defined contribution plans recognized as expenses are 2,504 million Won and 1,943 million Won for the nine months ended September 30, 2019 and 2018, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	September 30, 2019	December 31, 2018
Discount rate	1.95 ~ 2.66%	2.69%
Future wage growth rate	2.30 ~ 5.76%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2019	December 31, 2018
Discount rate	Increase by 1% point	(131,824)	(116,812)
	Decrease by 1% point	161,077	136,990
Future wage growth rate	Increase by 1% point	159,933	135,767
	Decrease by 1% point	(131,075)	(118,020)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Other financial liabilities:
Accounts payable	11,524,062	5,409,268
Accrued expenses	2,360,689	2,224,330
Borrowings from trust accounts	3,381,669	3,747,492
Agency business revenue	834,758	396,735
Foreign exchange payables	760,150	539,554
Domestic exchange payables	3,409,525	7,134,966
Lease liabilities	415,512	—
Other miscellaneous financial liabilities	2,813,064	1,992,663
Present value discount	(2,711)	(2,484)

Sub-total	25,496,718	21,442,524

Other liabilities:
Unearned income	208,628	204,034
Other miscellaneous liabilities	184,736	142,044

Sub-total	393,364	346,078

Total	25,890,082	21,788,602

26.	DERIVATIVES

(1) Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2019
	Nominal amount	Assets			Liabilities
		For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	168,444	—	—	—	—	—	—
Swaps	156,596,914	13	144,093	375,884	1,736	4,612	522,091
Purchase options	540,000	—	—	16,519	—	—	—
Written options	461,007	—	—	—	—	—	13,215
Currency:
Futures	24,804	—	—	—	—	—	—
Forwards	117,887,798	—	—	2,142,017	875	—	1,543,405
Swaps	81,640,763	19,570	—	1,689,482	579	—	2,028,274
Purchase options	1,727,959	—	—	34,445	—	—	—
Written options	2,837,427	—	—	—	—	—	22,649
Equity:
Futures	448,160	—	—	—	—	—	—
Forwards	370,000	—	—	—	—	—	—
Swaps	1,149,281	—	—	4,313	—	—	18,449
Purchase options	10,422,810	—	—	202,669	—	—	—
Written options	11,217,437	—	—	—	—	—	311,291

Total	385,492,804	19,583	144,093	4,465,329	3,190	4,612	4,459,374

		December 31, 2018
			Assets		Liabilities
		Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures		—	—	—	—	—	—
Swaps		150,710,490	35,503	218,140	665	17,654	266,207
Purchase options		530,000	—	10,461	—	—	—
Written options		525,000	—	—	—	—	12,438
Currency:
Futures		320,213	—	—	—	—	—
Forwards		88,376,776	—	843,621	—	—	777,039
Swaps		67,179,195	—	761,907	33,089	—	773,701
Purchase options		1,933,454	—	17,544	—	—	—
Written options		3,134,774	—	—	—	—	20,747
Equity:
Futures		186,737	—	—	—	—	—
Swaps		441,573	—	31,377	—	—	1,217
Purchase options		4,925,315	—	143,029	—	—	—
Written options		6,145,935	—	—	—	—	239,512

Total		324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

Derivatives held for trading are classified to financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

i)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,292,026 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

ii)	Cash Flow Hedge

As of the end of the current period, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 99,934 million Won, debentures on local currency amounting to 693,151 million Won and Borrowings in foreign currency amounting to 35,016. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable-interest rate foreign currency loan resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency and loans in foreign currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: Korean Won in millions, USD, EUR SGD, and JPY):

	September 30, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	225,000,000	205,000,000	—	430,000,000
Foreign currencies translation risk
Currency swap (SGD)	34,000,000,	170,000,000	—	204,000,000
Currency forwards (JPY)	48,398,572	1,070,967,855	—	1,119,366,427

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap (SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of September 30, 2019 and December 31, 2018 is as follows:

September 30, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M + 1.61% floating paid Fixed 5.88% receipt and Libor 6M + 2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swaps (KRW)	CMS 3Y + 0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor + 0.8% receipt, KRW 1.45% paid, USD/KRW = 1,155.35 USD 1M Libor + 0.521% receipt, KRW 1.74% paid, USD/KRW = 1,170.36
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827.57
Currency forwards (JPY)	JPY/KRW=11.134

December 31, 2018
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	CMS 3Y+0.4% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.7% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.52% receipt, KRW 1.71% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR, SDG and JPY):

	September 30, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	144,093	4,612	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	115,414
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	26,635,556	13	—	Derivative assets (designated for hedging)	13
Interest rate swap (KRW)	100,000	—	1,736	Derivative liabilities (designated for hedging)	(1,071)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	430,000,000	13,088	579	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	41,938
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	6,483	—	Derivative assets (designated for hedging)	10,507
Currency forwards (JPY)	1,119,366,427		875	Derivative liabilities (designated for hedging)	(875)

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	35,503	17,654	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(27,362)
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	—	665	Derivative liabilities (designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	—	28,907	Derivative liabilities (designated for hedging)	21,582
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	4,182	Derivative liabilities (designated for hedging)	2,353

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean won in millions):

	September 30, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,292,026	—	117,938	Debenture	(112,352)	—
Cash flow hedge
Interest rate risk
Borrowings in Foreign Currency	—	35,016	—	—	Borrowings in Foreign Currency	13	13
Debentures	—	99,933	—	—	Debentures	1,107	(1,201)
Foreign currencies translation risk and interest rate risk
Debentures	—	515,778	—	—	Debentures	(38,214)	(1,925)
Foreign currencies translation risk
Debentures	—	176,916	—	—	Debentures	(10,057)	(2,134)

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debentures	—	99,911	—	—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debentures	—	557,186	—	—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debentures	—	166,122	—	—	Debentures	(1,762)	(2,287)

(*)	After tax amount

(7)	The amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean won in millions):

		For the three months ended March 31, 2019
		For the nine months ended September 30, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,062	Other net operating income (expense)

		For the nine months ended September 30, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	6,216	Other net operating income (expense)

(8)	Reclassifications of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean won in millions):

		For the nine months ended September 30, 2019
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,058)			—	—	—
	Foreign currencies translation risk and interest rate risk	41,873	65	42	Other net operating income (expense)	(4,308)	Other net operating income (expense)
	Foreign currencies translation risk	10,506	(874)	158	Other net operating income (expense)	(1,051)	Other net operating income (expense)

	For the nine months ended September 30, 2018
	Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Foreign currencies translation risk and interest rate risk	19,260	31	176	Other net operating income (expense)	20,566	Other net operating income (expense)
Foreign currencies translation risk	590	—	(418)	Other net operating income (expense)	2,552	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Beginning balance	25,463	7,416
New transactions	52,561	19,644
Amounts recognized in profits or losses	(23,350)	(3,749)

Ending balance	54,674	23,311

In case some variables to measure the fair value of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others of the Group are as follows:

September 30, 2019
Shares of common stock authorized	4,000,000,000 Shares
Par value	5,000 Won
Shares of common stock issued	722,267,683 Shares
Capital stock	3,611,338 million Won

(2)	Changes in number of outstanding shares are as follows: (Unit: number of shares):

For the nine months ended September 30, 2019
Beginning balance	676,000,000
Increase(*)	46,267,683
Decrease	—
Ending balance	722,267,683

(*)

With the establishment of Woori Financial Group Inc., 4,164,306 shares were issued for the comprehensive stock transfer with Woori Bank, which is the shareholder of Woori FIS Co., Ltd. Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. During September 2019, the Group issued additional 42,103,377 shares for the comprehensive stock exchange in order to transfer Woori Card Co., Ltd into a subsidiary from a second-subsidiary.

(3)	Details of capital surplus are as follows: (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019	December 31, 2018
Paid-in capital in excess of par value	601,837	269,533
Other additional Capital	16,772	16,356
Total	618,609	285,889

(4)	Changes in number of treasury shares are as follows: (Unit: Korean Won in millions, except for number of shares):

	For the nine months ended September 30, 2019
	Number of shares	Book value
Opening Balance	2,728,774	34,113
Acquisition (*)	57,721,385	485,863
Disposal	(47,237,489)	(356,800)
Ending Balance	13,212,670	163,176

(*)

Woori Bank acquired 15,618,008 shares of Woori Financial Group Inc. with the establishment of the Group. (Comprehensive stock transfer for the shares of Woori Financial Group Inc., the parent company, with those of Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.: 4,164,306 shares, the number of shares acquired through exercising the appraisal right for the shareholders who were against the transfer of the stocks: 11,453,702 shares). During September 2019, Woori Bank also acquired additional 42,103,377 shares of Woori Financial Group Inc., the parent company, through the comprehensive stock exchange with the shares of Woori Card Co., Ltd.

29.	HYBRID SECURITIES

(1)	Details of the bond-type hybrid tier 1 securities classified as equity on September 30, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2019
Securities in local currency	July 18, 2019	—	3.49	500,000
Issuance cost				(1,217)

Total				498,783

The hybrid security has no fixed maturity but can be called in advance after 5 years from the date of issuance.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Accumulated other comprehensive income:
Net loss on valuation of financial assets at FVTOCI	(46,758)	(87,182)
Share of other comprehensive gain (loss) of joint ventures and associates	(125)	302
Loss on foreign currency translation of foreign operations	(86,969)	(244,735)
Remeasurement loss related to defined benefit plan	(276,458)	(236,726)
Loss on valuation of derivatives designated as cash flow hedges	(5,247)	(3,869)

Sub-total	(415,557)	(572,210)

Treasury shares	(163,176)	(34,113)
Other capital adjustments (*)	(1,627,401)	(1,607,647)

Total	(2,206,134)	(2,213,970)

(*)	Other capital adjustments include gains or losses on capital transactions that was recognized in 2014 as a result of the merger of Woori Bank and Woori Finance Holdings Co., Ltd.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	53,379	687	(13,642)	(46,758)
Share of other comprehensive gain (loss) of joint ventures and associates	302	(924)	—	497	(125)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	167,220	—	(9,454)	(86,969)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(53,455)	—	13,723	(276,458)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	13,141	(14,030)	(489)	(5,247)

Total	(572,210)	179,361	(13,343)	(9,365)	(415,557)

(*)

For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on financial assets at FVTOCI.

	For the nine months ended September 30, 2018
	Beginning balance	Increase (decrease) (*1)(*2)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	51,429	2,120	(19,638)	(54,995)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	193	—	(53)	44
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	5,070	—	(1,394)	1,020
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(29,601)	—	8,140	(264,267)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(59,547)	—	16,375	(195,530)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	27,045	(23,118)	(7,437)	(2,733)
Transfer to assets held for sale	4,145	(5,717)	—	1,572	—

Total	(481,900)	(11,128)	(20,998)	(2,435)	(516,461)

(*1)	The amount of 279 million Won is included in gain (loss) on valuation of financial assets at FVTOCI that was transferred as retained earnings due to disposal of equity securities.
(*2)

The amount of 5 million Won is included in gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk that was transferred as retained earnings due to redemption.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2019	December 31, 2018
Legal reserve	Earned surplus reserve (*1)	2,039,754	1,857,754
	Other legal reserve (*2)	46,635	46,384

	Sub-total	2,086,389	1,904,138

Voluntary reserve	Business rationalization reserve (*3)	8,000	8,000
	Reserve for financial structure improvement (*4)	235,400	235,400
	Additional reserve (*5)	8,576,105	7,759,804
	Regulatory reserve for credit loss (*6)	2,356,246	2,578,457
	Revaluation reserve (*7)	714,018	715,860

	Sub-total	11,889,769	11,297,521

Retained earnings before appropriation		4,345,912	3,922,998

Total		18,322,070	17,124,657

(*1) Earned surplus reserve

In accordance with the Article 53, Financial Holding Companies Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

(*2) Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

(*3) Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

(*4) Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an autonomous judgment matter of the Group since 2015.

(*5) Additional

Additional reserve was appropriated for capital adequacy and other management purpose.

(*6) Regulatory reserve for credit loss

In accordance with Article 27 of the Regulation on Supervision of Financial Holding Company, if provisions for credit loss under IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

(*7) Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with the Paragraph 1 and 3 of Article 27 of the Regulation on the Supervision of Financial Holding Companies, the Group discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Beginning balance	2,356,246	2,578,457
Planned provision of regulatory reserve (reversal) for credit loss	200,612	(222,211)

Ending balance	2,556,858	2,356,246

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	534,108	1,806,071	604,536	1,920,852
Provision of regulatory reserve for credit loss (*1)	81,367	200,612	24,918	63,128
Adjusted net income after the provision of regulatory reserve	452,741	1,605,459	579,618	1,857,724
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won) (*2)	659	2,370	806	2,592

(*1)

The amount of reserve for credit loss for the nine months ended September 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of IFRS 9. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

(*2)	The amount of Adjusted EPS after the provision (reversal) of regulatory reserve is after dividends of hybrid securities.

33.	DIVIDENDS

Dividends for the nine months ended September 30, 2019 and 2018 are 650 Won and 500 Won per share, respectively, and the total amount of dividends approved are 437,626 million Won and 336,636 million Won, respectively.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	13,970	41,875	14,729	43,266
Financial assets at FVTOCI	135,081	344,183	71,951	191,397
Securities at amortized cost	107,421	332,617	95,601	264,390
Financial assets at amortized cost:
Interest on due from banks	31,309	97,617	27,556	89,017
Interest on loans	2,396,154	7,130,354	2,259,803	6,511,300
Interest of other receivables	7,580	22,561	7,134	20,820

Subtotal	2,435,043	7,250,532	2,294,493	6,621,137

Total	2,691,515	7,969,207	2,476,774	7,120,190

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	875,992	2,592,803	748,318	2,107,282
Interest on borrowings	104,069	297,194	89,040	218,969
Interest on debentures	199,124	582,939	186,408	533,356
Other interest expense	24,114	73,092	20,333	63,434
Interest on lease liabilities	2,418	6,329	—	—

Total	1,205,717	3,552,357	1,044,099	2,923,041

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commission received for brokerage	40,825	123,385	41,108	125,594
Fees and commission received related to credit	46,054	130,682	41,919	128,537
Fees and commission received for electronic finance	35,098	102,594	30,741	90,237
Fees and commission received on foreign exchange handling	15,694	45,769	15,139	45,175
Fees and commission received on foreign exchange	20,887	69,104	17,158	45,256
Fees and commission received for guarantee	18,841	53,881	17,129	47,392
Fees and commission received on credit card (*)	138,678	407,198	147,934	459,734
Fees and commission received on securities business	29,955	95,555	22,234	72,472
Fees and commission from trust management	43,073	132,918	43,847	143,192
Fees and commission received on credit information	3,169	9,522	3,389	9,484
Other fees	34,434	104,341	30,717	112,064

Total	426,708	1,274,949	411,315	1,279,137

(*)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a consideration paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 378,955 million in Korean Won.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	39,987	122,893	43,016	123,882
Credit card commission (*)	103,576	303,919	114,015	317,859
Brokerage commission	167	648	411	1,679
Others	2,324	6,745	1,180	4,137

Total	146,054	434,205	158,622	447,557

(*)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a consideration paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 342,131 million in Korean Won.

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	18,229	65,326	15,341	47,329
Financial assets at FVTOCI	1,744	19,230	2,992	20,708

Total	19,973	84,556	18,333	68,037

(2)	Details of dividends related to Financial assets at FVTOCI are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Dividend income recognized from assets held
Equity securities	1,744	19,230	2,992	20,434
Dividend income recognized in assets derecognized	—	—	—	274

Total	1,744	19,230	2,992	20,708

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on financial assets at fair value through profit or loss mandatorily measured at fair value	18,354	128,730	(17,905)	96,241
Gains (losses) on financial instrument at fair value through profit or loss designated as upon initial recognition	3,173	(27,122)	(6,532)	(3,655)

Total	21,527	101,608	(24,437)	92,586

(2)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

			2019		2018
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	31,890	105,080	15,809	97,670
		Gain on disposals	4,434	32,325	13,677	36,054
		Loss on valuation	(18,880)	(48,930)	3,745	(20,050)
		Loss on disposals	(4,763)	(10,298)	(11,034)	(20,214)

		Subtotal	12,681	78,177	22,197	93,460

	Loans	Gain on valuation	79	989	1,129	4,193
		Gain on disposals	487	519	—	—
		Loss on valuation	10	(15)	—	—
		Loss on disposals	—	—	(117)	(117)

		Subtotal	576	1,493	1,012	4,076

	Other financial assets	Gain on valuation	1,059	1,604	46	2,015
		Gain on disposals	623	1,354	26	431
		Loss on valuation	(570)	(1,237)	(7)	(2,200)
		Loss on disposals	(962)	(1,413)	—	(83)

		Subtotal	150	308	65	163

	Total of financial assets held for trading		13,407	79,978	23,274	97,699

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	578,660	1,273,068	340,234	940,596
		Loss on transactions and valuation	(616,635)	(1,462,035)	(322,925)	(917,450)

		Subtotal	(37,975)	(188,967)	17,309	23,146

	Currency derivatives	Gain on transactions and valuation	3,113,284	7,297,751	311,003	3,846,109
		Loss on transactions and valuation	(3,079,971)	(7,099,135)	(379,380)	(3,885,270)

		Subtotal	33,313	198,616	(68,377)	(39,161)

	Equity derivatives	Gain on transactions and valuation	140,614	562,475	75,481	324,845
		Loss on transactions and valuation	(130,842)	(522,854)	(65,331)	(309,394)

		Subtotal	9,772	39,621	10,150	15,451

	Other derivatives	Gain on transactions and valuation	51	690	728	3,518
		Loss on transactions and valuation	(214)	(1,208)	(989)	(4,412)

		Subtotal	(163)	(518)	(261)	(894)

	Total of derivatives (for trading)		4,947	48,752	(41,179)	(1,458)

	Total		18,354	128,730	(17,905)	96,241

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(11,160)	(15,095)	(254)	(1,788)
Gain (loss) on valuation of equity-linked securities	14,333	(12,027)	(6,278)	(3,464)

Subtotal	3,173	(27,122)	(6,532)	(5,252)

Gain (loss) on other financial instruments:
Gain on valuation of other financial instruments	—	—	—	1,597

Total	3,173	(27,122)	(6,532)	(3,655)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on redemption of securities	(9)	28	8	24
Gains on transaction of securities	4,600	8,008	878	2,149

Total	4,591	8,036	886	2,173

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Provision for credit loss on financial assets at financial assets at FVTOCI	(1,465)	(3,444)	(538)	(1,061)
Reversal of credit loss on (provision for) securities at amortized cost losses	151	920	(393)	(584)
Provision for credit loss on loans and other financial assets at amortized cost	(193,799)	(316,388)	(89,272)	(150,265)
Reversal of provision on guarantee	8,897	757	23,639	110,629
Provision for provisions on unused loan commitment	(993)	(5,600)	(17,291)	(14,136)

Total	(187,209)	(323,755)	(83,855)	(55,417)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2019		2018
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Employee benefits	Short-term employee benefits	Salaries	372,794	1,090,636	357,538	1,002,201
		Employee fringe benefits	111,065	341,538	110,696	324,323
	Share-based payment		1,190	4,854	—	—
	Retirement benefit service costs		42,030	126,562	36,406	109,342
	Termination		428	7,994	204	21,198

	Subtotal		527,507	1,571,584	504,844	1,457,064

Depreciation and amortization			131,407	346,149	57,978	157,676
Other general and administ-rative expenses	Rent		17,224	78,009	79,558	238,684
	Taxes and public dues		38,782	112,545	25,259	92,644
	Service charges		58,580	170,779	55,564	160,534
	Computer and IT related		24,447	67,754	14,813	58,394
	Telephone and communication		18,556	51,641	17,634	51,363
	Operating promotion		11,791	31,173	9,466	29,234
	Advertising		19,955	50,145	15,185	35,678
	Printing		1,766	5,611	2,050	5,942
	Traveling		3,339	9,620	3,596	9,630
	Supplies		1,858	5,207	1,561	4,784
	Insurance premium		2,509	6,752	2,027	6,029
	Reimbursement		5,386	11,765	5,793	11,695
	Maintenance		4,403	13,335	4,516	12,543
	Water, light, and heating		4,114	11,611	3,981	11,184
	Vehicle maintenance		2,781	7,658	2,802	7,396
	Others		6,086	24,939	12,146	35,637

	Subtotal		221,577	658,544	255,951	771,371

	Total		880,491	2,576,277	818,773	2,386,111

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on transaction of foreign exchange	230,782	477,913	297,436	1,144,833
Gains related to derivatives	50,973	169,127	(4,809)	24,134
Gains on fair value hedged items	—	—	16,976	83,531
Other income (*)	5,655	41,747	36,160	53,682

Total	287,410	688,787	345,763	1,306,180

(*)

‘Other income’ for the nine months ended September 30, 2018 includes 29,316 million Won of income recognized by the Group relating to the amount to be received from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Losses on transactions of foreign exchange	158,005	263,336	161,553	887,901
KDIC deposit insurance premium	84,437	246,156	79,545	236,310
Contribution to miscellaneous funds	81,055	237,114	76,018	222,799
Losses related to derivatives	366	1,890	15,924	78,290
Losses on fair value hedged items	22,154	112,352	—	—
Other expenses(*1)(*2)	31,434	109,105	33,163	96,966

Total	377,451	969,953	366,203	1,522,266

(*1)

‘Other expense’ for the nine months ended September 30, 2018 includes 1,412 million Won of expense recognized by the Group relating to the amount to be paid to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. The amount of 16,211 million Won and 38,483 million Won of intangible asset amortization expenses are also included.

(*2)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a consideration paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 36,824 million in Korean Won.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2019 are as follows.

i)	Share-based payment

Subject to	Shares granted for the year 2019
Grant date	January 1, 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	January 1, 2023
Number of shares measured as of the closing date (*)	445,058

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

ii)

The Group accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of September 30, 2019, the book value of the liabilities related to the performance condition share-based payment recognized by the Group is 4,854 million Won.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuation	13,723	33,022	2,992	18,339
Loss on valuation	(3,620)	(12,062)	(3,463)	(20,272)

Total	10,103	20,960	(471)	(1,933)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating incomes	7,590	54,526	76,653	115,694
Other non-operating expenses	(6,714)	(46,837)	(16,208)	(59,970)

Total	876	7,689	60,445	55,724

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,308	6,750	1,810	5,013
Gain on disposal of investments in joint ventures and associates	—	—	49,767	49,767
Gains on disposal of premises and equipment, intangible assets and other assets	72	1,375	12,959	29,996
Reversal of impairment loss of premises and equipment, intangible assets and other assets	(677)	45	420	761
Others	4,887	46,356	11,697	30,157

Total	7,590	54,526	76,653	115,694

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation on investment properties	468	1,766	1,012	3,022
Interest expense of rent leasehold deposits	216	578	160	452
Losses on disposal of investment in joint ventures and associates	—	—	—	2,931
Losses on disposal of premises and equipment, intangible assets and other assets	358	1,606	746	967
Impairment losses of premises and equipment, intangible assets and other assets	(258)	1,422	34	36
Donation	1,760	25,729	9,935	31,977
Others	4,170	15,736	4,321	20,585

Total	6,714	46,837	16,208	59,970

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Current tax expense
Current tax expense in respect of the current year	498,849	390,571
Adjustments recognized in the current period in relation to the current tax of prior periods	(52,942)	5,439

Sub-total	445,907	396,010

Deferred tax expense
Change in deferred tax assets (liabilities) relating to the temporary differences	146,374	310,458

Income tax expense	592,281	706,468

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2019	September 30, 2018
Net income before income tax expense	2,398,352	2,627,320
Tax calculated at statutory tax rate (*)	649,185	714,742
Adjustments
Effect of income that is exempt from taxation	(54,394)	(29,014)
Effect of expense not deductible in determining taxable profit	14,436	12,110
Adjustments recognized in the current period in relation to the current tax of prior periods	(52,942)	5,439
Others	35,996	3,191

Sub-total	(56,904)	(8,274)

Income tax expense	592,281	706,468

Effective tax rate	24.7%	26.9%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 30 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged direct to equity are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Net gain or loss on valuation of financial assets at FVTOCI	17,780	31,422
Share of other comprehensive loss of joint ventures and associates	212	(285)
Foreign currency translation of foreign operations	(1,271)	8,183
Remeasurements of the net defined benefit liability	102,005	88,127
Gain on cash flow hedge	651	1,140

Total	119,377	128,587

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2019		2018
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to Owners	486,009	1,665,697	597,528	1,903,406
Dividends to hybrid securities	(3,571)	(3,571)	(37,187)	(112,790)
Net income attributable to common shareholders	482,438	1,662,126	560,341	1,790,616
Weighted average number of common shares outstanding (Unit: shares in million)	682	676	673	673
Basic EPS (Unit: Korean Won)	708	2,459	833	2,661

(2)	The weighted average number of common shares outstanding are as follows:

	For the nine months ended September 30, 2019
	Period	Number of shares	Date(s)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-09-30	673,271,226	273	183,803,044,698
Purchase of treasury stock	2019-01-08 ~ 2019-09-30	(11,453,702)	266	(3,046,684,732)
Disposal of treasury stock	2019-03-22 ~ 2019-09-30	18,346,782	193	3,540,928,926
Disposal of treasury stock(*)	2019-09-26 ~ 2019-09-30	28,890,707	5	144,453,535
Sub-total (①)				184,441,742,427
Weighted average number of common shares outstanding (②=(①/273))				675,610,778

(*)

During September 2019, Woori bank disposed of 28,890,707 shares among 42,103,377 shares of Woori Financial Group Inc. which were acquired through the comprehensive stock exchange with the shares of Woori Card Co., Ltd. for those of Woori Financial Group Inc., the parent company.

	For the nine months ended September 30, 2018
	Period	Number of shares	Date(s)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-09-30	673,271,226	273	183,803,044,698
Sub-total (①)				183,803,044,698
Weighted average number of common shares outstanding (②=(①/273))				673,271,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2019 and 2018.

- 91

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Confirmed guarantees
Guarantee for loans	89,568	125,870
Acceptances	484,648	371,525
Guarantees in acceptances of imported goods	267,845	158,179
Other confirmed guarantees	6,846,027	6,452,791

Sub-total	7,688,088	7,108,365

Unconfirmed guarantees
Local letter of credit	259,188	305,057
Import letter of credit	2,842,696	3,322,731
Other unconfirmed guarantees	786,635	669,677

Sub-total	3,888,519	4,297,465

Commercial paper commitments and others	864,853	1,260,587

Total	12,441,460	12,666,417

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018
Loan commitments	105,703,728	97,796,704
Other commitments	5,951,696	5,041,314

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	September 30, 2019		December 31, 2018
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	67 cases	175 cases	77 cases	154 cases
Amount of litigation	271,179	207,752	494,645	246,826
Provisions for litigations		17,434		17,925

(*)	The numbers of lawsuits as of September 30, 2019 and December 31, 2018 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)

The Group decided to enter in to a stock sales agreement with Kukje Trust Co., Ltd. to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. The expected acquisition date is not available now as the agreement is valid only after the subsidiary transfer approval of the Financial Services Commission.

The Woori Bank had sold derivatives-linked financial instruments related to foreign interest rate. The Financial Supervisory Service is currently in the process of examining the adequacy of internal controls related to the selection and the sale of derivatives-linked products linked to foreign interest rate. The financial impact cannot be rationally estimated for the interim consolidated financial statements as of the end of current period.

(5)

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2019 and its assets and liabilities recognized as of September 30, 2019 and December 31, 2018 and major transactions with related parties for the nine months ended September 30, 2019 and September 30, 2018 and compensation to key management are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 28 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	Related party	A title of account	September 30, 2019	December 31, 2018
Associates	Woori Service Networks Co., Ltd.	Loans	31	69
		Allowance for credit losses	(2)	—
		Deposits due to customers	2,184	1,967
		Other liabilities	407	333
	Korea Credit Bureau Co., Ltd.	Loans	3	7
		Deposits due to customers	118	6,494
		Other liabilities	—	19
	Korea Finance Security Co., Ltd.	Loans	52	57
		Allowance for credit losses	(3)	(4)
		Deposits due to customers	4,795	5,040
		Other liabilities	4	10
	Chin Hung International Inc.	Loans	167	411
		Allowance for credit losses	(2)	(204)
		Deposits due to customers	3,908	11,605
		Other liabilities	336	2,974
	K BANK Co., Ltd.	Loans	171	190
	Well to Sea No. 3 Private Equity Fund	Loans	92,990	1,857
		Allowance for credit losses	(100)	(9)
		Deposits due to customers	2,213	356
		Other liabilities	37	64
	Others (*)	Loans	84	4,783
		Allowance for credit losses	(84)	(324)
		Other assets	323	9
		Deposits due to customers	9,802	8,049
		Other liabilities	168	165

(*)

Others include Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund I, etc. as of September 30, 2019 and December 31, 2018.

(3)	Gains or losses from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended
	Related party	A title of account	September 30, 2019	September 30, 2018
Associates	Kumho Tire Co., Inc. (*1)	Interest income	—	1,098
		Reversal of allowance for credit loss	—	(156,712)
	Woori Service Networks Co., Ltd.	Other income	24	22
		Interest expenses	15	10
		Fee expenses	337	437
		Reversal of allowance for credit loss	(1)	—
		Other expenses	1,004	379
	Korea Credit Bureau Co., Ltd.	Interest expenses	29	29
		Fee expenses	1,880	1,718
	Korea Finance Security Co., Ltd.	Interest expenses	8	8
		Impairment losses due to credit loss	1	4
		Other expenses	87	109
	Chin Hung International Inc.	Interest expenses	24	35
		Impairment losses due to credit loss	32	230
	STX Engine Co., Ltd. (*2)	Interest income	—	333
		Interest expenses	—	86
		Reversal of allowance for credit loss	—	(88,734)
	STX Corporation (*2)	Interest expenses	—	2
		Reversal of allowance for credit loss	—	(31,210)
	K BANK Co., Ltd.	Fee income	951	823
		Other income	—	11
	Well to Sea No.3 Private Equity Fund	Interest income	1,255	1,736
		Interest expenses	9	8
		Impairment losses due to credit loss	91	34
	Others (*3)	Fee income	957	—
		Other income	13	10
		Interest expenses	45	29
		Reversal of allowance for credit loss	(5)	(237)

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2018 and thus the entity was excluded from the list of associates.
(*3)

Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund I, etc., Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund as of September 30, 2019 and December 31, 2018.

(4)	Major loan transactions with related parties for the nine months ended September 30, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30, 2019
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	100,300	9,167	—	92,990

		For the nine months ended September 30, 2018
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Kumho Tire Co., Inc. (*2)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund	73,810	11,822	15,000	—	70,632
	STX Engine Co., Ltd. (*3)	39,886	—	2,177	(37,709)	—

(*1)	Settlement payments from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for sale during the prior period and thus the entity was excluded from the list of associates.

(5)	There are no major borrowing transactions with related parties for the nine months ended September 30, 2019 and 2018.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2019	December 31, 2018	Warranty
Korea Finance Security Co., Ltd.	208	203	Unused loan commitment
Korea Credit Bureau Co., Ltd.	32	28	Unused loan commitment
Woori Service Networks Co., Ltd.	169	131	Unused loan commitment
Chin Hung International Inc.	32,132	32,058	Unused loan commitment
K BANK Co., Ltd.	129	15	Unused loan commitment
Well to Sea No.3 Private Equity Fund	122,010	208,143	Unused loan commitment

The Group did not recognize provisions for guarantees regarding the above guarantees provided to the related parties.

(7)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
Short-term employee benefits	9,979	9,054
Retirement benefit service costs	668	371
Share-based payment	1,934	—

Total	12,581	9,425

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 5,418 million Won as of September 30, 2019, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. The balance of liabilities related to the compensation to key management as of September 30, 2019 is 13,944 million Won.

46.	RESTRUCTURING OF THE GOVERNANCE STRUCTURE OF THE GROUP

(1)	Incorporation

Woori Bank Co., Ltd., the subsidiary of the parent company, obtained approval from the Financial Services Commission on November 7, 2018 to establish a financial holding company and voted for the comprehensive stock transfer of six companies; Woori Bank and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd., during an extraordinary shareholders meeting held on December 28, 2018. The parent company was established on January 11, 2019. Accordingly, Woori Bank Co., Ltd. and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. were transferred to the parent company as a wholly-owned subsidiary. The parent company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADS are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	Accounting treatment

From the perspective of the Group, establishing a parent company through comprehensive stock transfer of subsidiaries to reorganize the governance structure under the same control lacks commercial substance—in which there is no change in the Group’s assets and liabilities and there is no significant change in the Group’s absolute and relative interests in the consolidated entity’s net assets. Therefore, the Group made accounting treatments, considering that reorganization of the Governance is continued for the Group, and presented the consolidated financial statements and notes in a comparative format. The comparative consolidated financial statements are for the Woori Bank and its subsidiaries (Status before reclassification to Assets Held for Sale of five subsidiaries excluding Woori Bank) and the consolidated financial statements for the nine months ended September 30, 2019 are for the parent company and its subsidiaries including Woori Bank.

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean won in millions):

September 30, 2019
Lease payments
Within one year	157,664
After one year but within five years	242,485
After five years	39,720

Total	439,869

(2)	Total cash outflows from leases are as follows (Unit: Korean won in millions):

For the nine months ended September 30, 2019
Cash outflows from leases	153,686

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

For the nine months ended September 30, 2019
Lease payments for short-term leases	1,178
Lease payments for which the underlying asset is of low value	227

Total	1,405

48.	BUSINESS COMBINATION

(1)	General

The Group acquired 73% interest in Tongyang Asset Management Corp. as of August 1, 2019 and renamed as Woori Asset Management Corporation. In addition, the Group also acquired 100% interest in ABL Global Asset Management Co., Ltd as of August 1, 2019. Main reason for the business acquisition is to maximize synergy among consolidated subsidiaries and to strengthen non-banking business portfolio.

For two-month period ended September 30 from the date of acquisition, the Woori Asset Management Corp.’s operating income and net income for the period are 1,010 million Won and 767 million Won, respectively, on the consolidated interim statements of comprehensive income while the ABL Global Asset Management Corp.’s operating loss and net loss are 1,537 million Won and 1,195 million Won, respectively. Assuming if they were acquired on January 1, 2019, the beginning of fiscal year, the Woori Asset Management Corp.’s operating income and net income would have been 9,216 million Won and 7,023 million Won, respectively, while the ABL Global Asset Management Corp.’s operating loss and net loss would have been 3,497 million Won and 2,610 million Won, respectively.

(2)	Net identifiable assets

Assets and Liabilities recognized as of acquisition date are as follows (Unit: Korean won in millions):

	Woori Asset Management Corp.	ABL Global Asset Management Co., Ltd.
Assets
Cash and cash equivalents	12,914	2,318
Financial assets at fair value through profit or loss (“FVTPL”)	49,446	2,470
Financial assets at fair value through other comprehensive income (“FVTOCI”)	26,393	—
Securities at amortized cost (*1)(*3)	16,739	25,613
Premises and equipment	1,610	2,145
Intangible assets and goodwill (*2)	6,667	264
Other assets	255	1,597
Sub-total	114,024	34,407
Liabilities
Financial liabilities	5,129	3,329
Provision liability	221	108
Other liabilities	159	—
Sub-total	5,509	3,437

Fair value of net identifiable assets	108,515	30,970

(*1)

The acquired financial assets at amortized cost are prepared at their fair value. The total contract amount of financial assets at amortized cost from Woori Asset Management Corp. is 18,680 million Won, and the amount of 1,941 million Won among the contractual cash flow is not expected to be collected. The total contract amount of financial assets at amortized cost is 25,613 million Won for ABL Global Asset Management Crop.

(*2)

The amount of 6,456 million Won of client relationship due to the business combination is included in the intangible assets and good will of Woori Asset Management Corp. The client relationship of Woori Asset Management Corp. is valued at fair value through Multi-period Excess Earnings Method (MEEM) as it is considered as separately identifiable intangible asset. MEEM is a method to estimate future cash flows derived from each intangible and then deducts portions attributed to supporting assets that contributed to the generation of the future cash flows. The resulting future cash flow derived from the intangibles is then discounted to present value.

(*3)

100% of uncollected receivables related to management fees of Woori Asset Management Corp. are considered as provisions. In addition, though the fund investors filed a lawsuit for damages, the financial impact of the law suit is not considered for the interim consolidated financial statements as of September 30, 2019 as the possible loss or its range cannot be rationally estimated.

If the amount recognized on the date of acquisition needs adjustment or additional provisions should be recognized through new information related to facts and situations existed within a year from the date of acquisition, it will be adjusted in business combination accounting.

(3)	Goodwill

The goodwill recognized as a result of the business combination is as follows (Unit: Korean won in millions):

	Woori Asset Management Corp.	ABL Global Asset Management Co., Ltd.
Consideration transferred	122,450	33,000
Fair value of net identifiable assets	108,515	30,970
Non-controlling interests (*)	29,299	—
Goodwill	43,234	2,030

(*)

Non-controlling interests acquired from Woori Asset Management Crop. for the current period are measured as proportionate share of the non-controlling shareholders’ interests in the fair value of net identifiable assets of the acquiree.

There is goodwill as the consideration transferred for business combination includes control premiums paid to acquire Woori Asset Management Corp. and ABL Global Asset Management Co., Ltd. In addition, consideration transferred for business combinations includes benefits such as expected synergies, revenue growth, and amounts related to future market growth. However, these benefits are not recognized separately from goodwill since they do not meet the requirements for the recognition of the identifiable intangible assets. The Group also acquired relationships with the customers of Woori Asset Management Corp. as part of the acquisition. These customer relationships are recognized separately from goodwill as they meet the separability criteria and the recognition requirements for the intangible assets.

(4)	Business combinations costs

The Group realized 537 million Won of expense as legal fees and commissions and due diligence fee related to the business combination, and recognized the same amount as other non-operating expense (fees and commissions expense) on the Group consolidated interim statements of comprehensive income.

(5)	Net cash outflow from business combinations

Net cash outflows from the business combination for the nine months ended September 30 are as follows (Unit: Korean won in millions):

	Woori Asset Management Corp.	ABL Global Asset Management Co., Ltd.
Cash payment	122,450	33,000
Cash and cash equivalents acquired	12,914	2,318

Total after subtraction	109,536	30,682